Exhibit 3

Description of the Registrant and Recent Developments

This description of the Council of Europe Development Bank (the “CEB” or the “Bank”) is dated April 9, 2019 and appears as Exhibit 3 to the annual report on Form 18-K of the CEB for the fiscal year ended December 31, 2018.

THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF COUNCIL OF EUROPE DEVELOPMENT BANK.

PRESENTATION OF FINANCIAL INFORMATION

The capital of the CEB is denominated, and its accounts are kept, in euro. As used herein, the terms “euros”, “EUR” and the euro sign (€) refer to the single European currency of the member States of the European Union (“EU”) participating in the euro, and the terms “dollars”, “U.S. dollars”, “USD” and the dollar sign ($) refer to United States dollars.

Any discrepancies in the tables included in this annual report between the amounts and the totals thereof are due to rounding.

THE COUNCIL OF EUROPE DEVELOPMENT BANK

Overview

The Council of Europe Development Bank is a multilateral development bank with a social vocation.

The CEB was established in 1956 by eight Council of Europe member states pursuant to a Partial Agreement between those states (the “Partial Agreement”). The Bank is governed by the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe of March 6, 1959 (the “Protocol”), by its Articles of Agreement as amended (the “Articles”) and by regulations issued pursuant to the Articles. The CEB falls under the supreme authority of the Council of Europe but is legally separate and financially autonomous from it. The Bank is solely responsible for its own indebtedness. Currently, 41 European states are members of the Bank (the “Member States”)1.

Originally, the Bank’s primary purpose was to finance social programs related to the resettlement of refugees migrating to and between European countries in the aftermath of World War II. The Bank later extended the scope of its activities to providing aid to victims of natural or ecological disasters and to supporting other social objectives directly contributing to strengthening social cohesion in Europe. These other social objectives currently include education and vocational training, health, housing for low-income persons, supporting micro, small and medium-sized enterprises (“MSMEs”), improving living conditions in urban and rural areas, protection of the environment, protection of historic and cultural heritage, and infrastructure of administrative and judicial public services. See “Operations”.

In order to serve these objectives, the Bank grants or guarantees long-term loans to its Member States or institutions approved by them. Since its inception, the CEB has disbursed approximately €47.7 billion in loans. The CEB’s loans and guarantees typically cover only part of the cost of any project, supplementing each borrower’s own funds and credits from other sources, which may include other multilateral lending institutions. With certain exceptions, the Bank generally does not lend more than 50% of the cost of a project. As of December 31, 2018, the CEB had the equivalent of €14.6 billion of loans outstanding, excluding interest receivable and fair value adjustments of loans hedged by derivative instruments.

The CEB funds its operations primarily through debt offerings in the international capital markets. As of December 31, 2018, the Bank had total outstanding funded debt (debt securities, including interest payable thereon and value adjustments of debt securities hedged by derivative instruments) of €19.6 billion. The Bank’s capital consists of participating certificates which are subscribed to by its Member States. Starting with subscribed capital equivalent to €5.7 million in 1956, the Bank had subscribed capital of €5.5 billion as of December 31, 2018. See “Capital Structure”. As of December 31, 2018, €612.4 million of the Bank’s subscribed capital has been paid in.

The Governing Board may, upon a proposal of the Administrative Council, make calls upon subscribed and unpaid capital in order to enable the CEB to meet its obligations, including repaying the Bank’s indebtedness. Since the CEB’s inception, no such calls have ever been made. In addition, the Governing Board may, upon a proposal of the Administrative Council, decide to increase the Bank’s subscribed capital, as it did on February 4, 2011 when it approved the Bank’s sixth capital increase. See “Capital Structure”.

The CEB is supervised by a Governing Board and an Administrative Council, each of which is composed of representatives of each of the Member States. The Bank is represented in all of its transactions and legal proceedings by a Governor appointed for a five-year term by the Governing Board. The Bank’s operational headquarters are located at 55, avenue Kléber, 75116 Paris, France.

Legal Status

The CEB was established on April 16, 1956 pursuant to the Articles adopted by the Committee of Ministers of the Council of Europe (the “Committee of Ministers”). The Committee of Ministers is the Council of Europe’s decision-making body. It comprises the ministers of foreign affairs of all member states of the Council of Europe, or their permanent diplomatic representatives in Strasbourg, France. The Articles form an integral part of the Protocol that also governs the CEB. The Protocol endows the CEB with a separate juridical personality with the capacity to enter into contracts, acquire and dispose of property, institute legal proceedings and carry out transactions related to its statutory purposes. The Protocol also grants the CEB various privileges and immunities in the Member States, including (a) an exemption from all direct taxes, (b) freedom of its property and assets from governmental restrictions, regulations, controls and moratoria of any nature, (c) immunity of its property and assets from search, requisition, confiscation, expropriation or any other form of distraint by executive or legislative action, and (d) immunity of its property and assets from all forms of seizure, attachment or execution before the delivery against the CEB of a final enforceable judgment rendered by a court of competent jurisdiction. By virtue of the Protocol, the CEB is subject to a national law only to the extent expressly agreed to by the CEB and to the extent that national law does not derogate from the Protocol or the Articles. However, notwithstanding certain exceptions, the Protocol subjects the CEB to the jurisdiction of the courts of its Member States and those states where the CEB has contracted or guaranteed loans.

[1]	See “—Member States” below for further details.

Member States

According to the Articles, members of the CEB may include member states of the Council of Europe, or, upon the Bank’s authorization, a European state which is not a member of the Council of Europe or an international institution with a European focus. No such international institution has ever been a member of the Bank.

The number of Member States of the Bank has increased from 22 in 1991 to 41 as of the end of 2018 as a result of new Member States joining primarily from Central and Eastern Europe. The current members of the Bank and their dates of accession are set forth in the table below:

MEMBER STATES OF THE COUNCIL OF EUROPE DEVELOPMENT BANK AND YEAR OF ACCESSION

Albania	1999	Liechtenstein	1976
Belgium	1956	Lithuania	1996
Bosnia and Herzegovina	2003	Luxembourg	1956
Bulgaria	1994	Malta	1973
Croatia	1997	Moldova (Republic of)	1998
Cyprus	1962	Montenegro	2007
Czech Republic	1999	Netherlands	1978
Denmark	1978	North Macedonia(1) (formerly “the former Yugoslav Republic of Macedonia”)	1997
Estonia	1998	Norway	1978
Finland	1991	Poland	1998
France	1956	Portugal	1976
Georgia	2007	Romania	1996
Germany	1956	San Marino	1989
Greece	1956	Serbia	2004
Holy See	1973	Slovak Republic	1998
Hungary	1998	Slovenia	1994
Iceland	1956	Spain	1978
Ireland	2004	Sweden	1977
Italy	1956	Switzerland	1974
Kosovo	2013	Turkey	1956
Latvia	2013

(1)

Pursuant to the Agreement dated June 17, 2018 between Greece and the former Yugoslav Republic of Macedonia, which entered into force on February 12, 2019, the former Yugoslav Republic of Macedonia became the Republic of North Macedonia—short name North Macedonia.

Relationship with the Council of Europe

Founded in 1949, the Council of Europe is a 47-member international organization that works to protect human rights, pluralist democracy and the rule of law; to promote awareness and encourage the development of Europe’s cultural identity and diversity; to find common solutions to the challenges facing European society; and to consolidate democratic stability in Europe by backing political, legislative and constitutional reform. Most countries in Europe are members of the Council of Europe.

Only two member states of the EU — Austria and the United Kingdom — are members of the Council of Europe but not of the CEB. The Holy See, while a member of the CEB, is not a member of the Council of Europe but an observer to the Committee of Ministers. Kosovo is a member of the CEB but not of the Council of Europe.

The CEB was established pursuant to the Partial Agreement between those Council of Europe member states that wished to become members of the CEB. As a general matter, partial agreements permit member states of the Council of Europe to engage in Council of Europe activities without the approval of all member states. Activities governed by a partial agreement remain an activity of the Council of Europe in the same way as other Council of Europe activities, except that activities pursuant to partial agreements are endowed with their own budgets and working methods determined only by the member states which have entered into the partial agreement. A “Secretariat of the Partial Agreement” acts as a liaison between the Council of Europe and the CEB. The relationship between the two organizations is also guided in practice by the Articles, the Protocol, and various rules of procedure for the Bank’s governing bodies.

The CEB acts under the supreme authority of the Council of Europe, and its social objectives are in line with those of the Council of Europe. The CEB’s statutory purposes cannot be changed except with the approval of the Committee of Ministers. In addition, the Council of Europe must be regularly informed of the CEB’s activities, and the CEB’s Governing Board is required to state a position on any recommendations and opinions concerning the Bank that the Committee of Ministers and the Parliamentary Assembly of the Council of Europe may transmit to it. The Secretary General of the Council of Europe is also permitted to participate in, or be represented at, meetings of the CEB’s Governing Board and Administrative Council, without the right to vote. Finally, the Council of Europe also evaluates projects from a political and social perspective as described below under “—Framework and Policies Underlying Activities—Approval process for financing”.

Except as noted herein, however, the CEB is separate from the Council of Europe, is governed by separate supervisory and administrative bodies and maintains its own sources of revenues and financial operations.

Cooperation with the European Union and Other International Institutions

Over the years, the CEB has forged partnerships with other international organizations and donors to bring additional financing and greater expertise to the projects it supports. In addition to its natural links with the Council of Europe, the CEB has become a partner of choice to the EU (CEB’s main donor) and regularly cooperates with other international financial institutions (“IFIs”), as well as with several United Nations specialized agencies. The CEB takes part in the following programs:

•

the Regional Housing Programme (“RHP”), which is aimed at providing durable housing solutions for refugees and displaced persons within the Western Balkans and which was developed by Bosnia and Herzegovina, Croatia, Montenegro and Serbia with the support of the European Commission, the United Nations High Commissioner for Refugees (“UNHCR”), the Organization for Security and Co-Operation in Europe (OSCE), the United States of America, as well as other international donors, and in the context of which the CEB manages contributions from donors as well as provides technical and administrative services;

•

the Western Balkans Investment Framework, in which the CEB participates together with the EU, the European Investment Bank (“EIB”), the European Bank for Reconstruction and Development (“EBRD”) and donors and which aims at facilitating access to European financing for the countries in the Western Balkans;

•

the Neighbourhood Investment Platform (formerly the Neighbourhood Investment Facility, before its inclusion in the European Fund for Sustainable Development in 2017), which combines grants from the EU and donor states with loans from financial institutions (including the EIB, the EBRD and the CEB) in favor of countries eligible under the European Neighbourhood Policy Instrument and which aims at mobilizing additional funding to cover the investment needs of the EU neighboring region for infrastructure in sectors such as transport, energy, the environment and social issues (e.g., construction of schools or hospitals);

•

tripartite financing facilities, which combine loans from the CEB and Kreditanstalt für Wiederaufbau (“KfW”) and grants from the European Commission and whose funding is used to finance investments intended to create or maintain jobs in MSMEs, local infrastructure for municipalities and energy efficiency projects in CEB member states of Central and Eastern Europe;

•

the EU Platform for Blending in External Cooperation (EUBEC), which provides recommendations and guidance on the use of blending in the external cooperation of the EU to unlock additional public and private resources. Blending is a tool which combines EU grants with other public and private sector resources such as loans and equity in order to leverage additional non-grant financing;

•	the European Local Energy Assistance (ELENA), a facility that provides grants to public entities for the development of investment programs related to energy efficiency projects;

•

the Eastern Europe Energy Efficiency and Environmental Partnership (E5P), a fund that combines contributions from the EU and donor countries in favor of municipal investments in energy efficiency and environmental projects in Armenia, Azerbaijan, Belarus, Georgia, the Republic of Moldova and Ukraine;

•

the Facility for Refugees in Turkey established by the EU in November 2015, through which the EU has contributed €50 million in 2017 (and of which €30 million were disbursed in 2017) to the CEB to finance the construction of a state hospital in Turkey which will serve both Syrian refugees and their host community;

•

the European Partnership on Inclusion of Migrants and Refugees – as part of the Urban Agenda for the EU – which aims to increase knowledge on integration issues and sharing good practices among countries, regions, cities and financial institutions;

•	the Ad hoc Committee of Experts on Roma and Traveller Issues (CAHROM);

•

a number of initiatives, such as the Harmonized Indicators for Private Sector Operations (HIPSO) initiative, health and social care partnerships, and the Climate Action in Financial Institutions initiative, based on the Five Voluntary Principles for Mainstreaming Climate Action, and

•	the UN Framework Convention on Climate Change, on which the CEB obtained permanent observer status in 2018.

At the end of 2018, the balance of fiduciary accounts related to the RHP and of fiduciary accounts funded entirely or mainly by the EU stood at €104 million. Accounts related to the RHP accounted for the vast majority of this balance, i.e. 71% of the total.

The CEB has also signed Memoranda of Understanding or other cooperation agreements with the EBRD, the European Stability Mechanism (ESM), the World Bank Group, the Nordic Investment Bank (NIB), the EIB, KfW, the United Nations Children’s Fund (“UNICEF”), the Office of the United Nations High Commissioner for Refugees (“UNHCR”), the United Nations Development Program (“UNDP”, with which the existing bilateral cooperation agreement was extended on February 6, 2017 for another five years), and 100 Resilient Cities—Pioneered by The Rockefeller Foundation. Furthermore, the Bank maintains a collaboration with other UN agencies, such as the World Health Organization (“WHO”) and the International Organization for Migration (“IOM”). The amount of grants approved by the CEB in favor of UNICEF, UNHCR, UNDP, WHO and IOM stood at €23 million at the end of 2018.

Migrant and Refugee Fund

In response to the increase in the number of migrants seeking asylum in Europe, the CEB set up the Migrant and Refugee Fund (“MRF”) in 2015, a grant-based financial instrument to help Member States deal with migrant and refugee flows. Following a proposal by the Governor, the CEB’s Administrative Council unanimously approved the establishment of the MRF in October 2015.

The MRF supports the CEB Member States’ efforts to ensure that migrants and refugees who arrive on their territory enjoy basic human rights, such as shelter, food and medical aid, as well as personal security. The MRF may also be used to help Member States integrate these populations and enable them to rebuild their lives in dignified conditions.

In 2018, the CEB raised an additional €3 million for the MRF. At year-end 2018, total funds committed to the MRF amounted to €28.4 million, up from €25.4 million at year-end 2017, while grants in the aggregate amount of €26 million had been approved.

The Facility for Refugees in Turkey

In the context of the EU-Turkey Joint Action Plan, the European Commission established the Facility for Refugees in Turkey (FRiT) in November 2015 as a coordination mechanism to streamline actions, mostly financed from the EU General Budget, aimed at enhancing the efficiency and complementarity of the support provided to refugees and host communities in Turkey.

On the basis of a Commission Implementing Decision of July 2016 adopting a Special Measure on education, health, municipal infrastructure and socio-economic support to refugees in Turkey and a “pre-decision” of the European Commission regarding selected project proposals, the EU signed a €50 million contract with the CEB on November 13, 2017 (of which €30 million were disbursed in 2017) to finance the construction of a state hospital in Turkey (Action 6 of the Special Measure) in an area of the country severely affected by the influx of refugees from Syria. The CEB Turkey Refugee Account was established by Administrative Council decision in November 2016 to enable the receipt of EU funds.

The CEB as ODA-Eligible International Organization

In 2014, the CEB was added to the list of Official Development Assistance (“ODA”)-eligible international organizations. ODA is a term coined by the Development Assistance Committee (DAC) of the Organisation for Economic Co-operation and Development (“OECD”) that is widely used to measure international aid flows from donors to developing countries to support their economic development. ODA is the key measure used in practically all aid targets and assessments of aid performance. In reporting their ODA, donor countries refer to a list of ODA-eligible international organizations. Contributions to these organizations, which are not earmarked, may be reported as ODA in whole or in part.

The CEB’s ODA eligibility recognizes the concessional character (at least partially) of the CEB’s lending and its grant element. It also aligns the CEB with its peers, such as the EBRD, the EIB and the World Bank Group, all of which are also listed as ODA-eligible international organizations.

Framework and Policies Underlying Activities

Objectives of the CEB

Established in 1956 in order to finance social programs for European refugees, the CEB’s scope of action has progressively broadened to include other objectives that contribute to strengthening social cohesion within Europe. The CEB’s Development Plan 2017-2019 organized these objectives through the following three strategic sectoral lines of action:

•

Sustainable and inclusive growth with an emphasis on socially oriented components, including in particular public infrastructure with a social vocation, job creation and preservation, access to the labor market, housing and integration of vulnerable groups.

•	Integration of refugees, displaced persons and migrants.

•	Climate action: developing mitigation and adaptation measures.

These sectoral lines of action reflect both the CEB’s specific social vocation and the development logic underpinning all its activity.

For more detailed information on the Bank’s operations along its sectoral lines of action, see “Operations”.

Financing methods

The CEB operations primarily consist of providing loans for investment projects of a social nature.

The CEB grants loans to the following counterparties: (i) Member States of the Bank; (ii) any legal entity approved and guaranteed by a Member State; and (iii) any legal entity approved by one of the CEB’s Member States if the Administrative Council deems the loan to carry sufficient guarantees. Any such loan may, under certain conditions, benefit from interest rate subsidies or receive technical assistance, grants or guarantees from an account known as the Social Dividend Account, which is described below.

In addition to granting loans, the Bank may also provide guarantees to financial institutions approved by a Member State for loans that further the Bank’s statutory purposes as set forth in the Articles, although in practice the Bank has only very rarely done so and such guarantees have accounted for only a small part of the Bank’s historical activity.

General project financing guidelines

The CEB carries out its mission within the strategic framework of a formal development plan that describes the objectives underpinning the CEB’s actions and sets forth guidelines for its activity in the medium term in relation to the operational context within which the Bank operates.

General guidelines for the CEB’s project financing activity are set out in the Bank’s development plan for 2017–2019 (the “Development Plan 2017–2019”), as well as in the CEB’s policy framework for loan and project financing (the “Loan and Project Financing Policy”) and, from an operational perspective, in an operational manual called the CEB Handbook for the Preparation and Implementation of Projects. For additional information on the Bank’s development plan, see “—Development Plan 2017–2019” below.

According to the Loan and Project Financing Policy, a CEB borrower may be a Member State, a central or local government entity, a financial institution or any other public or private entity. At the request of the CEB, a borrower’s commitments may be guaranteed by a third party. The guarantor may be a Member State, a government entity, a financial institution or any other public or private legal entity approved by the CEB.

The CEB’s share of the financing generally may represent up to 50% of the total eligible cost of a project. This share may be higher, up to a limit of 90%, depending on the social impact of a project, the scarcity of alternative financing sources and the extent to which the CEB plays a key role in guiding the project’s preparation and implementation, among other factors.

The CEB’s loan share may also be higher for projects implemented in the Bank’s 22 “target countries” in Central, Eastern and Southeastern Europe, namely Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Cyprus, the Czech Republic, Estonia, Georgia, Hungary, Kosovo, Latvia, Lithuania, Malta, North Macedonia (formerly “the former Yugoslav Republic of Macedonia”),The Republic of Moldova, Montenegro, Poland, Romania, Serbia, the Slovak Republic, Slovenia and Turkey (collectively, the “Target Countries”).

Costs eligible for CEB financing include those incurred in connection with surveys or studies; technical project supervision; acquisition and development of land; construction, renovation and modernization or purchase of buildings; installation of basic infrastructure; purchase of materials and equipment; training of staff; and certain contingent events. Financial costs or investments (such as debt repayment, refinancing, interest charges or acquisition of interest in the capital of an enterprise) are generally not eligible for CEB financing.

The principal financing instruments for the CEB’s loan operations are as follows:

•

Project Loans are the CEB’s direct loans to an entity to finance a predefined investment or a group of related investments. The investments financed through a CEB Project Loan are normally concentrated in one of the Bank’s sectors of action.

•

CEB Program Loans are made to intermediary institutions or public entities in order to finance a program of diverse investments (small, individual projects or sub-projects) and multi-project programs in one or several CEB sectors of action (multi-sector).

•

Public Sector Financing Facility (PFF) loans are instruments intended for public entities whose funding is primarily budget-based and which aim to remedy temporary interruptions in funding flows and ensure continuity of investments in the social sectors, with eligible costs including ongoing investment contracts and maintenance costs (excluding certain personnel costs), financial costs, taxes and non-cash items such as depreciation.

•

In the case of EU Co-Financing Facility (“ECF”) loans, eligible costs are those defined by the relevant EU regulations or fund-specific rules, as complemented by national rules. ECF loans are intended to facilitate the absorption and use of available EU grants by the Bank’s Member States for addressing their social investment needs in the CEB’s sectors of action.

•

Cross-sectoral loans (“CSLs”) are CEB financing instruments introduced by the Development Plan 2017-2019, aimed at funding projects that span different sectors with interrelated cross-sectoral elements. The CSLs cover eligible costs related to the development of social investments in several sectors of actions linked through a set of related aims and objectives as a cross-sectoral element defined during appraisal.

High social value projects financed by the Bank may, upon proposal by the Governor, benefit from an interest rate subsidy or receive technical assistance, grants or guarantees from the Social Dividend Account (“SDA”), formerly known as the Selective Trust Account. On an exceptional basis, the SDA can also provide grant contributions in the form of donations responding to emergency situations or as a contribution to a common cause in the Member State.

The SDA is a special account that was first established in 1995 to provide interest rate subsidies and grants in eligible countries for eligible projects. With a view to increasing the CEB’s social added value, the SDA’s scope was expanded in March 2013 and it now also provides financing for project-related technical assistance and guarantees. The SDA is funded with allocations received from the Bank’s Member States through dividends allocated upon appropriation of the Bank’s profit. It may also be funded by voluntary contributions from the Bank’s Member States or the member states of the Council of Europe. Interest rate subsidies, grants, technical assistance and guarantees from the SDA are approved on a case-by-case basis by the Administrative Council. The SDA is aimed at priority groups such as refugees, displaced populations, migrants or populations affected by natural or ecological disasters, and vulnerable groups such as populations living below the poverty threshold (defined as less than 60% of the national average income), abandoned children, children in vulnerable situations, persons with disabilities and ethnic minorities.

For more information regarding the SDA, see Note L (“Social Dividend Account”) of the CEB’s audited financial statements set forth in Exhibit 2 of this annual report on Form 18-K.

Approval process for financing

Applications for project financing, which may in certain instances be prepared with the technical assistance of the Bank, are sent to the Secretary General of the Council of Europe and the Governor of the CEB. The application must be accompanied by a letter of transmittal from the Member State requesting financing, and, if the requesting Member State approves a project in favor of a third-party country, the latter will be asked to send a letter of consent to the Secretariat of the Partial Agreement allowing the CEB to monitor the project in accordance with its procedures. Upon receipt of the letter(s) and the application, the Council of Europe evaluates the proposal and prepares an opinion as to the project’s conformity with the political and social aims of the Council of Europe. This opinion helps to ensure the coherence of the CEB’s activities with the social goals of the Council of Europe. In parallel, the Governor of the Bank prepares a loan document, i.e., a project presentation report concerning the technical and financial aspects of the project. The loan document describes the borrower and the project and contains the financial elements required to assess the credit risk linked to the borrower and, where applicable, to the guarantor. The social value of each project is evaluated based on a comprehensive four-pronged methodology with “social”, “environmental”, “project” and “country” aspects. Contributing to improving the screening of projects, this approach allows the Bank to closely measure the social value of each of its projects and their anticipated social outcomes. Meanwhile, the introduction of the CEB’s new Environmental and Social Safeguards Policy has facilitated the shift towards a more structured approach for considering social safeguard issues as well as a better connection with the principles enshrined in the Council of Europe Convention for the Protection of Human Rights and Fundamental Freedoms and the European Social Charter endorsed by the CEB. A qualitative evaluation of the credit risk and the risks linked to the project’s implementation is presented in the conclusion to the report. The Governor’s project presentation report and the Council of Europe’s opinion are then examined by the Administrative Council, which evaluates and approves each loan application according to eligibility criteria defined in the Loan and Project Financing Policy. In addition, projects with borrowers that have, through previous cooperation with the CEB, demonstrated a clear mandate, well-established and effective operational and financial policies and procedures, and the capacity to provide timely and comprehensive reports to the CEB on the relevant financial, physical and social aspects of project implementation, may benefit from the “Conditional Financing Instrument” procedures, which allow for adjusted on-site monitoring procedures.

Project Monitoring

The Bank closely monitors and controls projects at every stage of their implementation in order to help steer their development and better measure results. In addition, an evaluation of a sample of completed projects is carried out by the CEB’s independent Evaluation Department. Monitoring is intended to ensure that the relevant project is carried out in accordance with the loan application approved by the Administrative Council when examining the project and with the agreements entered into between the parties.

In principle, an on-site project monitoring mission is organized by the CEB at least once in the project life cycle. In certain cases, external consultants may be called upon to assist in the monitoring. For each review, a mission report is prepared, the conclusions of which may be communicated to the borrower. The borrower is also required to provide monitoring reports at least once a year and prior to any disbursement, with the exception of the first tranche. This report is prepared by the borrower (or by the project manager, if applicable) using the tables of monitoring indicators attached as an appendix to the applicable framework loan agreement. The Bank prepares an Annual Report on Project Preparation and Monitoring in coordination with the Secretariat of the Partial Agreement, and presents it to the Bank’s Administrative Council and Governing Board. This report gives an overall evaluation of the most significant projects while highlighting the issues encountered in the course of their appraisal and implementation. It includes, on a non-exclusive basis, information on (i) project preparation in terms of appraisal, technical review and lessons learned; (ii) project monitoring, including modified or cancelled projects; (iii) project performance review; (iv) social effects of projects completed; and (v) performance of the reviewed projects and issues identified with respect to social and environmental safeguards. In addition, upon completion of a project, each borrower is required to submit a final report to the Bank presenting a review of the project’s results.

In addition, the Evaluation Department carries out independent ex-post evaluations of a sample number of operations (projects and programs) in line with international evaluation standards and practices in other multilateral development banks, and submits resulting evaluation reports jointly with its Annual Activity Report through the Governor to the Administrative Council.

Development Plan 2017–2019

In December 2016, the CEB’s Governing Board adopted the Bank’s current Development Plan. Taking into account the numerous challenges with which Europe and the CEB Member States are confronted, the Development Plan aims to enhance the Bank’s effectiveness in response to the needs of its members while also reaffirming the institution’s relevance in a fast-changing environment.

The Development Plan is a roadmap for action through 2019 and will enable the CEB to build on its strong performance and increase efficiency in order to continue to give full support to the social policies of its members.

In the Development Plan, the focus is put on promoting sustainable and inclusive growth in key CEB activity areas, including public infrastructure, job creation and preservation, and assistance to vulnerable groups. Particular attention is given to providing access to housing and the labor market as a way of facilitating the social integration of migrants, refugees, and displaced persons.

In addition, the Development Plan ensures that the CEB plays its part in global efforts to protect the environment through climate change mitigation and adaptation measures. To align its policies with the new strategic framework, in November 2016 the CEB approved a revised Environmental and Social Safeguards Policy, which is closely related to the Development Plan and forms a part of its implementation.

The Development Plan envisions the further strengthening of cooperation between the CEB and its partners, enhancing the quality and social added value of the projects financed, and ensuring the sustainability of financing through the use of innovative instruments.

The Loan and Project Financing Policy, which defines the basic conditions for the selection and implementation of projects funded by the CEB, has been amended to reflect the three new strategic priorities for the CEB: sustainable and inclusive growth; integration of refugees, displaced persons and migrants; and climate change action – developing mitigation and adaptation measures. The policy introduces CSLs, a new financial instrument to help the Bank adapt to funding increasingly complex projects spanning different but interrelated fields.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth the CEB’s capitalization and indebtedness as of December 31, 2018. It does not otherwise give effect to any transaction since that date. Since December 31, 2018, there has been no material change in the capitalization of the CEB except for the issuance of €250 million 0.125% notes due 2023 under the CEB’s Euro Medium Term Note Program in January 2019, the issuance of GBP 600 million (approximately €663 million based on the exchange rate at the time of the issuance) 1.125% notes due 2022 under the CEB’s Euro Medium Term Note Program in January 2019, the issuance of €1.0 billion 0.625% notes due 2029 under the CEB’s Euro Medium Term Note Program in January 2019, the issuance of AUD 50 million (approximately €31 million based on the exchange rate at the time of the issuance) 2.90% notes due 2029 under the CEB’s Australian and New Zealand Dollar Medium Term Note Program in January 2019, the issuance of NOK 1.0 billion (approximately €102 million based on the exchange rate at the time of the issuance) 1.625% notes due 2024 under the CEB’s Euro Medium Term Note Program in February 2019 and the issuance of USD 1.0 billion (approximately €881 million based on the exchange rate at the time of the issuance) 2.500% Notes due February 27, 2024 under the CEB’s SEC registered U.S. debt shelf program in February 2019.

As of December 31, 2018
(in thousands of euros)
Short-term Debt(1)	3,190,985
Long-term Debt(2)	15,765,956
Equity
Capital(3)
Subscribed	5,472,219
Uncalled	(4,859,802)

Called	612,417

General Reserve(4)	2,352,515
Gains or losses recognized directly in equity	(39,224)
Net profit	97,453

Total Equity	3,023,161

Total Capitalization(5)	18,789,117

(1)

See “Financial Review—Balance Sheet—Funding”. Consists of current portion of long-term debt plus existing debt securities with a maturity of less than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives.

(2)

See “Financial Review—Balance Sheet—Funding”. Consists of non-current portion of debt securities with a maturity of more than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives. None of the CEB’s debt is guaranteed by other parties or secured.

(3)	See “Capital Structure—Subscribed, Called and Uncalled Capital”.
(4)	The CEB’s general reserve represents retained earnings and a portion of the contributions paid in by new Member States upon accession. See “Capital Structure—Reserves”.
(5)	Total capitalization consists of long-term debt and total equity.

CAPITAL STRUCTURE

Subscribed, Called and Uncalled Capital

Any European state (whether a member or non-member state of the Council of Europe) may, in principle, become a Member State of the Bank. Each Member State of the Bank is required to subscribe to the Bank’s capital. The amount of capital required to be subscribed by the applicant as a percentage of total subscribed capital is equivalent to the applicant’s anticipated percentage contribution to the budget of the Partial Agreement on the CEB. This amount results from comparing the gross domestic product and the population of the applicant country to those of all Member States combined, with the weighting given to gross domestic product being five times that given to population.

The Bank issues participating certificates, each with a nominal value of €1,000, to its Member States. The number of certificates to be held by each Member State is fixed by the Governing Board and represents that Member State’s subscribed capital. At any given time, however, each Member State is required to pay in only a portion of the subscribed capital represented by its certificates. The minimum percentage of subscribed capital to be paid in is fixed by the Governing Board: currently, it is fixed at 11.1%. Total subscribed capital paid-in and to be paid-in is referred to as “called capital”. Subscribed capital not paid in remains subject to capital calls by the Governing Board. The difference between the subscribed capital and the called capital is referred to as “uncalled capital”.

Although the Member States do not guarantee the CEB’s obligations, the Governing Board may make calls upon subscribed and unpaid capital in order to enable the CEB to meet its obligations, including repaying the Bank’s indebtedness. Since the CEB’s inception, no such calls have been made. In addition, the Governing Board may decide to increase the Bank’s subscribed capital, in which case it sets forth the conditions of such increase, including the percentage of such increased subscribed capital to be paid in and the corresponding payment dates. Capital increases only become effective once the conditions set forth by the Governing Board for such increase have been satisfied (such as a minimum percentage of the capital increase being subscribed). Member States are not required to subscribe to capital increases.

The Bank has had six capital increases since 1956. The CEB launched its sixth capital increase in February 2011, for which the subscription rate was 98%. At December 31, 2018, the Bank’s subscribed capital amounted to €5.5 billion, stable compared to year-end 2017. The CEB’s own funds (subscribed capital, reserves, gains or losses recognized directly in equity and profit for the year) increased from €7.8 billion at year-end 2017 to €7.9 billion at year-end 2018, mainly as a result of the 2018 net profit.

Capital allocation by Member State, as of December 31, 2018, is presented in the table below:

CAPITAL ALLOCATION

				in thousands of euros
Members	Subscribed capital	Uncalled capital	Called capital	Percentage of subscribed capital
France	915,770	814,114	101,656	16.735%
Germany	915,770	814,114	101,656	16.735%
Italy	915,770	814,114	101,656	16.735%
Spain	597,257	530,958	66,299	10.914%
Turkey	388,299	345,197	43,102	7.096%
Netherlands	198,813	176,743	22,070	3.633%
Belgium	164,321	146,083	18,238	3.003%
Greece	164,321	146,083	18,238	3.003%
Portugal	139,172	123,724	15,448	2.543%
Sweden	139,172	123,724	15,448	2.543%
Poland	128,260	114,023	14,237	2.344%
Denmark	89,667	79,712	9,955	1.639%
Finland	69,786	62,039	7,747	1.275%
Norway	69,786	62,039	7,747	1.275%
Bulgaria	62,459	55,526	6,933	1.141%
Romania	59,914	53,264	6,650	1.095%
Switzerland	53,824	43,229	10,595	0.984%
Ireland	48,310	42,948	5,362	0.883%
Hungary	44,788	39,816	4,972	0.818%
Czech Republic	43,037	38,260	4,777	0.786%
Luxembourg	34,734	30,878	3,856	0.635%
Serbia	25,841	22,973	2,868	0.472%
Croatia	21,376	19,003	2,373	0.391%

				in thousands of euros
Members	Subscribed capital	Uncalled capital	Called capital	Percentage of subscribed capital
Cyprus	19,882	17,676	2,206	0.363%
Slovak Republic	18,959	16,854	2,105	0.346%
Albania	13,385	11,899	1,486	0.245%
Latvia	12,808	11,387	1,421	0.234%
Estonia	12,723	11,311	1,412	0.233%
North Macedonia (formerly “the former Yugoslav Republic of Macedonia”)	12,723	11,311	1,412	0.233%
Lithuania	12,588	11,191	1,397	0.230%
Slovenia	12,295	10,930	1,365	0.225%
Iceland	10,144	9,018	1,126	0.185%
Malta	10,144	9,018	1,126	0.185%
Georgia	9,876	8,780	1,096	0.180%
Bosnia and Herzegovina	9,689	8,614	1,075	0.177%
Montenegro	6,584	5,853	731	0.120%
Kosovo	6,559	5,831	728	0.120%
Moldova (Republic of)	5,488	4,878	610	0.100%
San Marino	4,867	4,206	661	0.089%
Liechtenstein	2,921	2,374	547	0.053%
Holy See	137	107	30	0.003%

Total 2018	5,472,219	4,859,802	612,417	100.00%

Total 2017	5,472,219	4,859,802	612,417	100.00%

Reserves

The CEB’s general reserves are derived principally from the Bank’s profit. Acting upon annual recommendations of the Administrative Council and final resolutions of the Governing Board, the Bank has historically allocated substantially all of its profits towards reserves. In addition, reserves have increased over the years as a result of the accession of new Member States, which are not only required to subscribe to the Bank’s capital and to contribute the amount required to be paid in, but also to contribute to the general reserves in proportion to their share in the capital.

At year-end 2018, reserves increased to €2.35 billion compared to €2.25 billion at year-end 2017 as a result of €112.0 million of 2017 profit allocated to the general reserves and of a minus €14.0 million impact due to the first-time application of IFRS 9.

OPERATIONS

Introduction

The CEB aims to contribute to the strengthening of social cohesion in Europe through long-term lending to governments, local and regional authorities, public and private financial institutions and other public and private legal entities approved by a Member State. The Bank’s activities have broadened and shifted since its founding in 1956, when its statutory priorities were to provide aid to refugees and migrants and support projects related to natural or ecological disasters.

The CEB aims to strengthen social cohesion in Europe through the following three sectoral lines of action:

•

Sustainable and inclusive growth with an emphasis on socially oriented components, including in particular public infrastructure with a social vocation, job creation and preservation, access to the labor market, housing and integration of vulnerable groups.

•	Integration of refugees, displaced persons and migrants.

•	Climate action: developing mitigation and adaptation measures.

These sectoral lines of action reflect both the CEB’s specific social vocation and the development logic underpinning all its activity.

The shift in and expansion of the Bank’s social objectives over time have been accompanied by a changing geographic focus. When first formed by its eight founding Member States, the Bank’s activities were primarily concentrated in Germany, France, Italy, Greece, Turkey and Cyprus. During the late 1970s and 1980s, as the Bank’s membership base expanded so did its geographical reach, in particular to the countries of Southern Europe, such as Spain, Portugal and Yugoslavia. The end of the Cold War prompted a new wave of countries adhering to the institution and consequently permitted increased lending to Central and Eastern Europe. Today, the Bank’s resources are widespread across its membership base, with 52% of loans outstanding in favor of Target Countries.

Overview of the CEB’s Lending Activities

The tables below summarize the CEB’s lending activity in terms of project amounts approved and loans disbursed by country of the borrower over the past two years, as well as the five-year cumulative totals over the 2014–2018 period. Because the Bank’s policies and procedures generally result in loans being approved and disbursed in different years, amounts approved and amounts disbursed in any given year do not necessarily relate to the same projects.

Projects approved are projects that have been submitted to the Administrative Council and approved for funding. Loans disbursed are loans that have actually been paid to the borrower.

PROJECTS APPROVED(1)(2)

					in thousands of euros
Country	2018		2017		Accumulated total 2014–2018
	Amounts	%	Amounts	%	Amounts	%
Albania	—	—	—	—	44,630	0.3
Belgium	—	—	285,000	7.3	591,400	3.8
Bosnia and Herzegovina	4,500	0.1	—	—	23,000	0.1
Bulgaria	—	—	20,000	0.5	405,000	2.6
Croatia	50,000	1.3	100,000	2.6	190,000	1.2
Cyprus	—	—	—	—	32,000	0.2
Czech Republic	300,000	7.7	300,000	7.7	970,000	6.2
Finland	220,000	5.6	—	—	420,00	2.7
France	42,000	1.1	255,000	6.5	1,252,400	8.0
Georgia	5,000	0.1	—	—	21,500	0.1
Germany	380,000	9.7	200,000	5.1	1,232,000	7.9
Greece	—	—	—	—	2,000	0.01
Hungary	167,000	4.3	—	—	282,700	1.8
Iceland	—	—	10,000	0.3	10,000	0.1
Ireland	—	—	85,000	2.2	518,000	3.3
Italy	447,000	11.5	350,000	8.9	947,000	6.1
Latvia	15,000	0.4	12,000	0.3	77,000	0.5
Lithuania	15,000	0.4	35,000	0.9	150,000	1.0
Malta	—	—	29,000	0.7	29,000	0.2

					in thousands of euros
Country	2018		2017		Accumulated total 2014–2018
	Amounts	%	Amounts	%	Amounts	%
Moldova (Republic of)	12,000	0.3	—	—	22,000	0.1
Montenegro	—	—	40,000	1.0	58,000	0.4
Netherlands	400,000	10.3	366,600	9.4	866,600	5.5
North Macedonia (formerly “the former Yugoslav Republic of Macedonia”)	—	—	—	—	107,000	0.7
Poland	566,429	14.5	550,000	14.1	2,302,475	14.7
Portugal	145,000	3.7	80,000	2.0	320,000	2.0
Romania	179,000	4.6	50,000	1.3	454,000	2.9
Serbia	250,000	6.4	—	—	258,000	1.7
Slovak Republic	50,000	1.3	112,000	2.9	849,500	5.4
Slovenia	50,000	1.3	50,000	1.3	100,000	0.6
Spain	600,000	15.4	628,000	16.1	2,027,000	13.0
Sweden	—	—	200,000	5.1	360,000	2.6
Turkey	—	—	150,000	3.8	700,000	4.5

TOTAL	3,897,929	100.0	3,907,600	100.0	15,622,205	100.0

(1)	Amounts at the time of project approval.
(2)	Percentages may not add up due to rounding.

LOANS DISBURSED(1)

					in thousands of euros
Country	2018		2017		Accumulated total 2014-2018
	Amounts	%	Amounts	%	Amounts	%
Albania	13,800	0.5	8,600	0.4	25,392	0.2
Belgium	42,500	1.5	30,000	1.3	380,000	3.5
Bosnia and Herzegovina	13,737	0.5	10,500	0.5	66,237	0.6
Bulgaria	60,000	2.1	105,000	4.5	267,500	2.5
Croatia	37,776	1.3	39,266	1.7	240,150	2.2
Cyprus	14,500	0.5	23,000	1	90,500	0.8
Czech Republic	150,000	5.4	135,000	5.9	660,000	6.2
Finland	110,000	4	90,000	3.9	360,000	3.3
France	121,830	4.4	219,770	9.5	946,170	8.8
Georgia	1,323	0.05	1,177	0.1	23,710	0.2
Germany	163,701	5.9	333,151	14.4	634,652	5.9
Hungary	73,287	2.6	73,050	3.2	253,983	2.4
Iceland			5,000	0.2	5,000	0.05
Ireland	85,000	3.1	30,000	1.3	221,000	2.1
Italy	212,000	7.6	75,000	3.3	368,000	3.4
Lithuania	30,000	1.1	30,000	1.3	100,000	0.9
Moldova (Republic of)	6,999	0.3	6,616	0.3	22,539	0.2
Montenegro	8,467	0.3	10,850	0.4	30,217	0.3
Netherlands	544,517	19.6	50,000	2.2	594,517	5.5
North Macedonia (formerly “the former Yugoslav Republic of Macedonia”)	7,393	0.3	24,722	1.1	71,006	0.7
Poland	550,405	19.8	335,933	14.6	1,742,927	16.3
Portugal			5,000	0.2	36,000	0.3
Romania	20,851	0.7	49,266	2.1	191,308	1.8
Serbia	26,000	0.9	37,000	1.6	108,255	1
Slovak Republic	3,963	0.1	70,500	3.1	604,463	5.6
Slovenia	25,000	0.9	30,000	1.3	85,000	0.8
Spain	197,000	7.1	314,500	13.7	1,486,500	13.9
Sweden	48,280	1.7			48,280	0.4
Turkey	205,000	7.4	159,289	6.9	1,037,494	9.7

TOTAL	2,773,329	100.00	2,302,192	100.00	10,700,800	100.0

(1)	Values in euros are at the exchange rate at the date of transaction.

NB:

Information regarding amounts disbursed reflects the location of the registered office of the borrower and not that of the ultimate beneficiary, who may be based in another country. Consequently, the figures provide information on the risk profile of the Bank’s borrowers and not that of the ultimate beneficiaries of its lending operations.

SELECTED FINANCIAL INFORMATION

The following selected financial information as of and for the years ended December 31, 2018, 2017, 2016, 2015 and 2014 has been derived, respectively, from the CEB’s audited financial statements for the year ended December 31, 2018, which were audited by ERNST & YOUNG Audit, and from the CEB’s audited financial statements for the years ended December 31, 2017, 2016, 2015 and 2014, which were audited by KPMG S.A. In each case, the applicable audit was conducted in accordance with International Standards on Auditing as issued by the International Auditing and Assurance Standards Board.

The CEB’s financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“IFRS-EU”). IFRS-EU differ in certain respects from IFRS as published by the International Accounting Standards Board. The selected financial information should be read in conjunction with the section entitled “Financial Review” and with the Bank’s audited financial statements and notes thereto set forth in Exhibit 2 of this annual report on Form 18-K.

	Year ended December 31,
	2014	2015	2016	2017	2018
	(in thousands of euros)
Selected Income Statement Data
Interest and similar income	224,493	174,275	128,553	114,766	121,227
Interest expenses and similar charges	(54,877)	(7,315)	31,594	44,378	28,109

Interest margin	169,616	166,960	160,147	159,144	149,336

Net gains or losses from financial instruments at fair value through profit or loss(1)	(668)	(8,695)	(6,079)	2,433	(237)
Net gains from financial assets at fair value through equity	48	47	48	186	398
Commissions	(771)	(789)	(686)	(1,271)	(1,738)

Net banking income	168,225	174,913	153,430	160,492	151,235

General operating expenses	(31,229)	(45,009)	(45,691)	(45,150)	(47,118)
Depreciation and amortization charges of fixed assets	(2,557)	(2,867)	(2,906)	(3,303)	(3,845)

Gross operating income	134,439	127,037	104,833	112,039	100,272

Cost of risk	—	—	93	—	(2,819)

Net profit	134,439	127,037	104,926	112,039	97,453

(1)

Derivatives are by default considered to be transaction instruments, except if they can qualify as hedging instruments. Profit or losses are recorded in the income statement under the line item “Net gains or losses from financial instruments at fair value through profit or loss”.

	As of December 31,				As of January 1,	As of December 31,
	2014	2015	2016	2017	2018(1)
	(in thousands of euros)				(in thousands of euros)
Selected Balance Sheet Information
Assets
Cash in hand, balances with central banks	203,897	476,467	648,960	539,482	539,427	450,113
Financial instruments at fair value through profit or loss(2)	1,275,571	1,743,238	1,480,046	323,472	323,472	256,852
Hedging derivative financial instruments	1,103,889	893,898	895,455	680,997	680,997	710,648
Financial assets at fair value through equity	4,806,719	3,571,468	3,554,497	3,638,764	3,638,502	4,099,228
Financial assets at amortized cost
Loans(3)	12,991,603	13,415,871	14,093,830	14,056,570	14,045,360	14,882,657
Advances(4)	2,299,197	2,293,859	2,428,053	2,062,564	2,062,423	1,379,693
Debt securities(5)	2,812,026	2,669,603	2,447,790	2,199,945	2,199,817	2,138,720
Other assets(6)	52,479	52,021	54,134	296,487	296,456	430,078

Total assets	25,545,381	25,116,425	25,602,765	23,798,281	23,786,454	24,347,989

Liabilities
Financial instruments at fair value through profit or loss(2)	177,430	123,236	253,021	650,606	650,606	435,279
Hedging derivative financial instruments	654,265	546,063	620,783	478,074	478,074	442,831
Debt securities in issue	20,472,364	19,530,246	20,063,689	18,835,438	18,835,438	19,556,765
Other liabilities(7)	1,695,848	2,205,384	1,853,371	867,349	869,567	889,953

Total liabilities	22,999,907	22,404,929	22,790,864	20,831,467	20,833,685	21,324,828

Total equity	2,545,474	2,711,496	2,811,901	2,966,814	2,952,769	3,023,161

(1)	Includes a comparative reference as of January 1, 2018 taking into account the effects of the application of IFRS 9.
(2)

Derivatives are by default considered to be transaction instruments, except if they can qualify as hedging instruments. They are recorded in the balance sheet under the line item “Financial instruments at fair value through profit or loss”. Profit or losses are recorded in the income statement under the line item “Net gains or losses from financial instruments at fair value through profit or loss”.

(3)	Loans consist of non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and that are not held for trading or intended to be sold when granted.
(4)

Advances consist of interbank advances granted by the Bank and advances repayable on demand with credit institutions (other than central banks) that allow the Bank to settle and receive payments from financial transactions related to its activities.

(5)	“Financial assets held to maturity” became “Debt securities” under “Financial assets at amortized cost” in accordance with phase 1 of IFRS 9.
(6)	Includes tangible and intangible assets and other assets.
(7)	Includes amounts owed to credit institutions and to customers, amounts in the Social Dividend Account, provisions and other liabilities (including deposits of guarantees received).

	Year ended December 31,
	2014	2015	2016	2017	2018
	(in thousands of euros)
Selected Operating Data
Loans outstanding at period end(1)	12,567,539	13,071,716	13,714,930	13,792,151	14,624,758
Loans disbursed during the period	1,743,364	1,841,939	2,036,722	2,303,442	2,771,639
Selected Ratios(2)
Capital adequacy ratio Basel II/III	25.5%	26.3%	26.7%	29.2%	30.4%
Gearing ratio	1.67	1.71	1.77	1.76	1.85
Indebtedness ratio	6.95	6.17	6.30	6.25	6.25
Treasury asset ratio	3.35	2.61	2.66	2.78	2.63
Short-term liquidity ratio
1-month period	456%	561%	601%	665%	570%
3-month period	246%	223%	219%	229%	227%
6-month period	176%	204%	149%	160%	169%
1-year period	122%	138%	153%	114%	124%
Self-Sufficiency Period Ratio	—	—	14 months	9 months	10 months

(1)	Loans outstanding exclude accrued interest, IFRS fair value adjustments and loan depreciation.
(2)

After a revision to the prudential framework with effect from January 1, 2014, the ratios of the prudential framework were further adjusted in 2016: some limits were changed and new ratios/indicators were added. The key changes concerned the management of interest rate risk through a balance-sheet approach, liquidity risk by means of a liquidity curve approach and credit risk with the internal rating becoming the reference for the treasury activity. Further adjustments were made to certain limits and ratios in 2017. See “Risk Management—Prudential Framework”. The ratios presented are internal to the Bank’s risk management policy framework, may not correspond to similar ratios used by other multilateral development banks and are not required by statute, regulation or otherwise. The CEB is not subject to regulatory oversight by its Member States, to the Basel Committee Recommendations or to EU Directives. In addition to the ratios presented in the table, the CEB introduced thresholds for minimal internal ratings, economic value sensitivity and spot net open positions in connection with the adjustments made to its prudential framework in 2016. For a description of the ratios presented as well as the other indicators and their use by the CEB, see “Risk Management—Prudential Framework”.

FINANCIAL REVIEW

The following discussion should be read in conjunction with the CEB’s audited financial statements and notes thereto in Exhibit 2 of this annual report on Form 18-K.

Overview

As a development bank with a social vocation, the CEB does not operate with the objective of maximizing profit. The Bank makes every effort to obtain funds in the international capital markets on the best possible terms and to pass these advantages on to beneficiaries minus an intermediation margin to cover the Bank’s risk and general operating expenses. The CEB’s net banking income essentially derives from interest margin (see “Results of Operations” below). The Bank’s policy is to allocate substantially all of its profits towards general reserves, which may then be used to support increased lending activity.

In 2018, the CEB successfully achieved its business activity objectives during the second year of its Development Plan 2017-2019. Its sound financial performance enabled the CEB to pursue its social mandate in Europe. At December 31, 2018, the Bank’s outstanding loans (excluding accrued interest and IFRS fair value adjustments) amounted to €14.6 billion compared to €13.8 billion at December 31, 2017. Outstanding debt including interest payable and IFRS fair value adjustments used to support these operations amounted to €19.6 billion at December 31, 2018, compared to €18.8 billion at December 31, 2017.

The Bank’s net profit in 2018 was €97.5 million, compared to €112.0 million in 2017, with 2018 profits decreasing by 13.0% compared to 2017. General reserves (including the Bank’s net profit) increased by 3.4% to €2.45 billion at December 31, 2018 from €2.37 billion at December 31, 2017, as a result of profit allocation to the general reserves. Equity increased by 1.9% to €3.02 billion at December 31, 2018 from €2.97 billion at December 31, 2017.

The adjusted cost-to-income ratio (general operating expenses including depreciation and amortization charges of fixed assets divided by net banking income excluding unrealized gains and losses) increased to 33.3% for the year ended December 31, 2018, compared to 30.3% for the year ended December 31, 2017, as a result of lower earnings and increased operating expenses.

Results of Operations

Interest income

Interest income includes interest received on financial assets at fair value through equity, loans and advances and debt securities. Interest income increased by €6.4 million in 2018 to €121.2 million compared to €114.8 million in 2017, primarily as a result of a significant increase in interest income on loans and advances that was partially offset by a decrease in interest income on debt securities and in financial assets at fair value through equity.

Interest expense

Interest expense includes interest on outstanding debt securities in issue, amounts owed to credit institutions and customers and other interest expenses and similar charges. Interest expense increased by €16.3 million in 2018, due to an income amounting to €28.1 million in 2018 compared to an income of €44.4 million in 2017, mainly due to an increase in interest expenses on euro-commercial paper (“ECP”) as a result of an increase in ECP interest rates.

Interest margin

Interest margin decreased by €9.8 million (6.2%) in 2018 to €149.3 million from €159.1 million in 2017, mainly as a result of an increase in the interest income on money market instruments and a decrease in interest income on ECP and debt securities.

Net banking income

Net banking income decreased by €9.3 million (5.8%) to €151.2 million in 2018 from €160.5 million in 2017, essentially due to a decrease in interest margin.

General operating expenses

General operating expenses increased by €1.9 million to €47.1 million for the year ended December 31, 2018 compared to €45.2 million for the year ended December 31, 2017.

Cost of risk

Starting with January 1, 2018, the CEB has applied IFRS 9, “Financial Instruments”. IFRS 9 replaces IAS 39 “Financial Instruments: Recognition and Measurement” and sets out new principles for the classification and measurement of financial instruments (phase 1), for impairment for credit risk on financial instruments, financing commitments and financial guarantees given (phase 2), as well as for general hedge accounting, or micro hedging (phase 3). Concerning hedge accounting (micro hedging), for the financial year 2018 the Bank has chosen the option provided by the standard to maintain the hedge accounting principles under IAS 39. Phase 1 did not have any financial impact on the balance sheet given the nature of all its financial instruments. The effects of IFRS 9 phase 2 represent an impairment of €14.0 million. A corresponding decrease in the general reserve of €14.0 million was recorded as of January 1, 2018. In accordance with this new standard, the CEB recorded impairment charges of €2.8 million in 2018.

Core earnings and net profit

Core earnings (excluding IFRS-related valuations) amounted to €100.5 million in 2018 compared to €109.6 million in 2017, representing a decline of 8.3%.

	Year ended December 31,
	2018	2017
	(in millions of euros)
Net Profit	97.5	112.0
Change in fair value of derivatives instruments	+3.0	-2.4
CORE EARNINGS	100.5	109.6

For a discussion of net profit, see “Overview” above.

The adjusted cost-to-income ratio (excluding change in fair value of derivative instruments and netting cost recovery for fiduciary activities – recorded under ‘other income’ – against administrative expenses) deteriorated slightly from 30.3% in 2017 to 33.3% in 2018.

Balance Sheet

Overview1

As of December 31, 2018, total assets amounted to €24,348 million compared to €23,798 million as of December 31, 2017, which represents an increase of 2.3%. Outstanding loans (excluding interest and value adjustments) reached €14,625 million as of December 31, 2018, representing an increase of 6.0% compared to €13,792 million at year-end 2017. This increase is mainly due to the significant level of disbursements, which totaled €2,772 million, an increase of 20.5% compared to €2,303 million in 2017. At the same time, repayments for 2018 amounted to €1,925 million compared to €2,229 million in 2017. In 2018, treasury assets2 decreased by 5.0% from €6,241 million at year-end 2017 to €5,929 million at year-end 2018, mainly due to a decrease in term deposits. Debt securities declined by 2.8% from €2,200 million at year-end 2017 to €2,138 million at year-end 2018 mainly due to maturities and as a result of no new acquisitions in 2018 due to the low interest rate environment and in line with the revisions to the CEB’s Financial and Risk Policy in 2016.

As of December 31, 2018, total liabilities amounted to €21,325 million compared to €20,831 million as of December 31, 2017, which represents an increase of 2.4%. Borrowings and debt securities in issue (including accruals) increased by 3.7% from €18,915 million at year-end 2017 to €19,623 million at year-end 2018. New issuances in 2018 amounted to €4,976 million compared to €2,816 million in 2017, while reimbursements in 2018 amounted to €4,621 million compared to €2,640 million in 2017. Other liabilities increased by 8.9% from €364 million at year-end 2017 to €396 million at year-end 2018, mainly due to an increase in cash collateral received. Provisions increased by €23 million, or 10.0%, from €234 million as of December 31, 2017 to €258 million as of December 31, 2018, almost entirely relating to pension commitments.

Equity, including net profit for 2018, amounted to €3,023 million at year-end 2018, up 1.9% compared to €2,967 million at year-end 2017. This increase resulted mainly from the allocation of the 2018 net profit of €97.5 million to the general reserve, changes in value of assets and liabilities recognized directly in equity in the amount of minus €27.1 million and a provision of minus €14.0 million related to the first-time adoption of IFRS 9, phase 2.

Finally, the balance sheet showed a variation in derivative instruments (financial instruments at fair value through profit or loss and hedging derivative instruments) of minus €37 million, i.e., a decrease of 3.7%, on the assets side, and minus €251 million, i.e., a decrease of 22.2%, on the liabilities side, respectively, at year-end 2018. These items represent the fair value, either positive (assets) or negative (liabilities), of the derivative instruments (currency exchange and interest-rate contracts) used for hedging purposes on loans, financial assets at fair value through equity and debt securities in issue.

[1]	Values in euros are at the exchange rate as of December 31, 2018.
[2]	Treasury assets consist of financial assets at fair value through equity, advances and cash in hand, balances with central banks.

Treasury Portfolios

The Bank’s balance sheet assets include four treasury portfolios, including one monetary portfolio and three securities portfolios:

The Treasury Monetary Portfolio consists of short-term placements with maturities of up to one year. The strategic objective of this portfolio is to manage day-to-day cash flows in all required currencies. Short term placements with maturities of up to three months must have a minimum rating of BBB+ at the time of purchase. Short term placements with maturities between three months and one year must have at least an A- rating at the time of purchase. At December 31, 2018, the total value of short-term placements in this portfolio amounted to €1,358 million.

The Short-Term Liquidity Securities Portfolio consists of short term securities with maturities of up to one year. These securities represent an alternative to bank deposits and complement the Treasury Monetary Portfolio in strengthening the Bank’s short-term liquidity position. At the time of purchase, short-term sovereign bonds with maturities of up to three months must have a minimum rating of BBB, and short-term securities with maturities between three months and one year must have a minimum rating of A-. At December 31, 2018, the total value of short term securities in this portfolio amounted to €1,944 million.

The Medium-Term Liquidity Securities Portfolio consists of securities with maturities from one year up to 15 years. The strategic objective of this portfolio is to strengthen the Bank’s liquidity position, while achieving a satisfactory return. Medium Term Securities must have a minimum rating of A+ at the time of purchase. At December 31, 2018, the total value of securities in this portfolio amounted to €1,991 million.

The Long-Term Liquidity Securities Portfolio consists of securities with maturities from one year up to 30 years. Securities in this portfolio are required to have a minimum rating of A+ at the time of purchase. At December 31, 2018, the total value of securities in this portfolio amounted to €2,033 million.

For more information on the breakdown of the securities portfolios by, maturity, rating, country and credit rating (of the counterparty), see “Risk Management—Credit Risk—Securities Portfolios”.

Funding

Subject to an annual borrowing authorization granted by the Administrative Council, the CEB issues debt in the international capital markets, and the level of the CEB’s debt securities in issue may fluctuate accordingly. For the year 2018, the annual borrowing authorization set by the Administrative Council for issuances with a maturity of at least one year amounted to €5.0 billion.

In 2018, the Bank borrowed a total of €4.91 billion in eleven financing operations, including six re-opening transactions of existing issuances, with maturities of one year or more. This amount is higher than the volume of funding in 2017, which stood at €2.99 billion and consisted of five funding operations, including one re-opening of an existing issuance. The 2018 funding program fulfilled three main objectives: to cover the requirements arising from the Bank’s lending activity, to enable the Bank to honor its debt maturities and to enable the Bank to maintain its liquidity at the level set by the Administrative Council.

In an effort to ensure the necessary funding to finance its activities, the Bank continues to combine benchmark transactions in major currencies targeting a broad range of institutional investors with debt issuances in a given currency or with a more specific structure designed to meet specific investor demands.

In 2018, 73.3% of the funds raised by the Bank were denominated in euros, 16.4% in U.S. dollars and 9.4% in British pounds. These transactions enabled the Bank to diversify the markets in which its activities are financed while at the same time allowing for a broadening of its investor base.

In euros, seven transactions were priced in 2018: A €1.0 billion ten-year benchmark in January, the Bank’s second €500 million seven-year Social Inclusion Bond in March, a new €1.0 billion five-year benchmark in May and, between January and September, one €250 million re-opening of the October 2022 benchmark and three re-openings totaling €850 million of the August 2021 benchmark. As a result, the euro market was the most important in terms of funding volume in 2018.

In other currencies, one new five-year USD 1.0 billion issuance was priced in February. Additionally, one new three-year GBP 300 million issue was priced in late July and subsequently re-opened twice, for a combined amount of GBP 150 million, to bring the total amount to GBP 450 million.

After taking swaps into account, the total amount of funds borrowed was denominated in euros.

The average maturity of the issuances launched in 2018 was 5.7 years, compared with 3.7 years in 2017. The table below shows funds raised in their original currencies:

FUNDING IN 2018 (WITH MATURITIES GREATER THAN ONE YEAR)

Payment date	Maturity Date	Currency	Term	Nominal amount (in millions)
24/01/2018	24/01/2028	EUR	10.00 years	1,000
05/02/2018	27/10/2022	EUR	4.72(1) years	250
13/02/2018	13/02/2023	USD	5.00 years	1,000
27/03/2018	27/03/2025	EUR	7.00 years	500
24/05/2018	24/05/2023	EUR	5.00 years	1,000
05/07/2018	31/08/2021	EUR	3.16(1) years	250
25/07/2018	31/08/2021	EUR	3.10(1) years	350
07/08/2018	15/12/2021	GBP	3.36 years	300
25/09/2018	31/08/2021	EUR	2.93(1) years	250
09/10/2018	15/12/2021	GBP	3.18(1) years	100
05/12/2018	12/12/2021	GBP	3.02(1) years	50

(1)	Re-opening of existing bonds.

In 2018, in order to ensure the refinancing of the Bank’s loans and avoid cash gaps in the coming years, 72.4% of the issues carried out under the CEB’s borrowing program had final maturities of close to five years or more, compared with 37.8% in 2017.

At December 31, 2018, the outstanding debt represented by bonds, excluding interest payable, amounted to €18.9 billion, up from €18.2 billion at December 31, 2017. In 2018, as in 2017, the Bank did not repurchase any of its long-term debt and also did not make any early repayments.

The breakdown of debt by maturity is as shown in the chart below:

Financing commitments and stock of projects awaiting financing

In connection with its lending activities, the Bank enters into project financing commitments for loans to be disbursed in the future.

Financing commitments consist of amounts which remain to be disbursed for projects with respect to which a framework loan agreement has been signed. Stock of projects awaiting financing consists of financing commitments plus any amounts in respect of projects that have been approved but for which the Bank has yet to enter into a financial commitment. For additional information on financing commitments see “Risk Management—Credit Risk—Financing Commitments”.

The total stock of projects awaiting financing at December 31, 2018 amounted to €7.9 billion, representing a 13.0% increase compared to 2017 due to an increase in the number of project approvals during the year. In 2018, the CEB approved new loans for social projects worth €3.9 billion while disbursing €2.8 billion.

The stock of projects awaiting financing for Target Countries represented approximately €3.5 billion, or 44.0%, of the total stock of projects awaiting financing at December 31, 2018.

The table below presents information on the CEB’s stock of projects awaiting financing (including financing commitments) at year-end 2018 and 2017.

	As of December 31,
	2018	2017
	(in thousands of euros)
Stock of projects awaiting financing	7,890,978	6,980,691
of which
Financing commitments	6,279,578	5,011,166
For Target Countries(1)	3,490,297	3,262,182

(1)	Information presented reflects the location of the registered office of the borrower and not that of the ultimate beneficiary, who may be based in another country.

RISK MANAGEMENT

The following discussion should be read in conjunction with Note C (“Risk Management”) of the CEB’s audited financial statements set forth in Exhibit 2 of this annual report on Form 18-K.

The primary purpose of risk management is to ensure the Bank’s long-term financial sustainability and operational resilience while enabling the CEB to fulfill its social mandate. Within the context of its lending and treasury activities, the CEB is exposed to four main types of risk: credit risk, market risk, liquidity risk and operational risk.

The CEB considers recommendations from the Basel Committee on Banking Supervision (BCBS), as amended from time to time, and takes into account EU regulation as the reference for its risk management framework, with due adaptations according to the CEB’s specific nature and its status as an international organization. In order to maintain a satisfactory level of compliance with these regulations and guidelines, the CEB reviews and adjusts its procedures whenever necessary.

A key instrument for fulfilling the CEB’s mandate is lending funds at advantageous rates, which in turn requires raising funds on capital markets at competitive rates. In this context, it is important to maintain a strong credit risk profile. The CEB’s financial and risk profile is driven by the Bank’s risk appetite, which is defined as the aggregate level and types of risk it is willing to assume within its risk capacity to achieve its strategic objectives and Development Plan. The risk appetite is set out with quantitative and qualitative key indicators and limits in the Bank’s prudential framework (“Prudential Framework”), which is discussed below under “—Prudential Framework”.

Overall, the Bank’s risk management adopts a prudent approach and aims to mitigate risk to ensure the Bank’s long-term financial sustainability. The Bank has developed and implemented a comprehensive risk management framework to identify, assess, monitor, report, mitigate and control all the risks inherent in the CEB’s operations, as a result of both on- and off- balance sheet transactions.

Key Risk Responsibilities

Organization

The Directorate for Risk and Control (“Directorate for R&C”) is responsible for implementing the risk management framework within the CEB and is independent from other operational and business directorates, reporting directly to the Governor. Three departments within the Directorate for R&C are dedicated to specific risk areas: credit risk, operational risk, and financial risk (including derivatives and collateral management).

The Asset & Liability Management (“ALM”) Department in the Directorate for Finance is in charge of market risk management (interest and currency exchange rates) as well as the liquidity risk incurred by the Bank.

It should also be noted that the CEB’s Boards (Administrative Council and Governing Board) have overall responsibility and supervision for approving the CEB’s risk management framework.

Decision-Making Committees

The following decision-making committees, set up by the Governor, are responsible for defining and overseeing risk management policies in their specified areas. The Governor (or in his absence, one of the Vice-Governors) chairs all of these committees.

•

The Credit Risk Committee (“CRC”) meets on a weekly basis and takes credit decisions in relation with lending and treasury exposure, based on internal credit risk assessments and recommendations. In addition, a special CRC meeting takes place when necessary to cover particular topics.

•

The Asset & Liability Committee (“ALCO”) meets on a monthly basis, or more frequently if necessary, and formulates strategic orientations and addresses on a forward-looking basis interest rate, foreign exchange rate and liquidity risk arising throughout the balance sheet. In addition, on a quarterly basis a “Special ALCO” addresses ALM and funding issues.

•

The Committee for Operational Risks & Organisation (CORO) reviews operational risk issues at the CEB on a semi-annual basis and ensures that adequate steps are taken to mitigate, monitor and control these risks. In addition, in order to fully ensure that IT-related decisions are properly aligned with business stakes and priorities, IT governance bodies were reinforced in 2015 with the creation of an IT Project Committee chaired by a Vice-Governor which, through regular meetings, enables the Bank to anticipate business requirements and develop a shared vision on IT.

Controlling Bodies

In addition, the CEB’s activities are monitored by the following controlling bodies:

•

Internal Audit (“IA”) is a permanent, autonomous function within the CEB’s internal control system. The objective of IA is to provide the Governor and the CEB’s controlling bodies with an independent and objective assurance of effective and controlled businesses and operational activities. IA examines whether the CEB’s activities are performed in conformity with existing policies, procedures and best practices, and assesses their associated risks. It also proposes recommendations for potential improvements. In an effort to ensure that its reviews are carried out independently and objectively, IA does not take part in any of the Bank’s operational activities.

•

The Office of the Chief Compliance Officer (“OCCO”) is the organizational unit tasked with addressing money laundering / financing of terrorism and tax evasion risks, as well as integrity, corruption and fraud issues. OCCO’s mission is to protect the Bank from financial and reputational risks, to promote ethical business standards and to contribute in an independent manner to the CEB’s effective management of compliance risks. OCCO’s core activities are to perform integrity due diligence checks on operations and counterparties, to safeguard the Bank’s integrity in its financial and loan operations and to guard against issues of ethical integrity of staff and Collegial Organs and risks that could arise from failure to comply with the Bank’s standards and policies. In addition, OCCO ensures that procurement selection procedures comply with internal rules.

•

The Chief Information Security Officer (“CISO”) in the Compliance unit ensures that the CEB’s information assets and technologies are adequately protected. The CISO is in charge of defining the security policy, designing the security framework, and of identifying, developing, implementing, and maintaining processes across the CEB to reduce information and information technology (“IT”) risks. The CISO responds to incidents, establishes appropriate standards and controls, manages security technologies, raises security awareness and ensures that information security policies and procedures are applied.

•

The Auditing Board is composed of three representatives from Member States appointed on a rotating basis by the Governing Board for a three-year term (outgoing members act as advisors for an additional year) and examines the Bank’s accounts and checks their accuracy. The Auditing Board’s report, an excerpt from which is appended to the financial statements, is presented to the Bank’s governing bodies when the annual financial statements are submitted for approval.

•

The External Auditor is appointed by the Governing Board for a four-year term—renewable once for a three-year term following a tender procedure—based on the Auditing Board’s opinion and recommendations by the Administrative Council. The External Auditor is responsible for auditing the Bank’s financial statements according to IFAC professional auditing standards and for reviewing its internal control and risk management processes. The External Auditor drafts various reports, including the opinion report.

In addition, the Bank is assessed by three international rating agencies, namely Fitch Ratings, Moody’s and Standard & Poor’s, which annually perform in-depth analyses of the Bank’s financial situation and long-term creditworthiness, and provide a rating.

Prudential Framework

As a multilateral development bank, the CEB is not subject to its Member States’ regulatory framework. Nevertheless, it is the Bank’s policy to follow the Best Banking Practices (BBP) and to this end it applies, where applicable and on a voluntary basis, the Basel Committee Recommendations and relevant European Union directives and regulations.

The Bank has established a set of Prudential Ratios to assess and monitor the risks arising from its activities. The ratios and indicators are organized around six main areas: capital, leverage, liquidity, market credit risk, interest rate risk and foreign exchange rate risk, and are described below.

Capital

•

The capital adequacy ratio (“CAR”) measures, under the Standardised Approach, the Bank’s prudential equity versus total risk-weighted assets (“RWA”). The Bank defines and monitors this ratio to ensure that it holds sufficient capital to absorb unexpected losses embedded in its operations arising from credit, market and operational risks. This ratio is calculated as follows:

Capital adequacy ratio =	Prudential equity(1)
Risk-weighted assets[2]

(1) Prudential equity: paid-in capital, reserves and net profit

(2) Risk-weighted assets: S [Exposure at Default x risk-weighted factor]

The CAR stood at 30.4% at year-end 2018 compared to 29.2% at year-end 2017, owing to a decrease in RWA in the loans and finance activity, in addition to the profit generated increase in equity. The current floor for this ratio is set at 10.5% of the CEB’s RWA. Credit risk for the bulk of capital requirements stands at 95.0%, split between credit risk in the loan portfolio, i.e., 82.6%, and credit risk in finance operations, i.e., 12.4%.

•

The gearing ratio (“GR”) is the ratio of loans outstanding after swap and guarantees to own funds and establishes a volume ceiling (instead of a risk ceiling) to the Bank’s loan activity. This ratio is primarily intended to provide a benchmark compared to the volume of loans of other multilateral development banks.

Gearing ratio =	Outstanding loans after swaps and guarantees
Own funds(1)

(1) Own funds: subscribed capital, reserves and net profit

For a ceiling of 2.5 times of own funds, the Bank could lend up to €19.8 billion. The ratio stood at 1.85 at the end of 2018 compared to 1.76 at the end of 2017, due to a slight increase in the loan portfolio and to an equivalent development in own funds.

Leverage

•

The indebtedness ratio (IR) compares total debt outstanding after swap to prudential equity (“Ep”). Total debt outstanding includes debt evidenced by a security after swap, Euro commercial paper, bank advances and term deposit accounts, collateral excluded. The limit is fixed at ten times Ep, i.e., €30.6 billion. The ratio remained unchanged at 6.25 at year-end 2018 compared to year-end 2017, in line with the slight increase in debt after swap, offset by an increase in equity generated by the allocation of net profit.

•

The treasury asset ratio (TAR) compares total financial assets after swap to prudential equity. Total financial assets comprise the outstanding amounts in the securities portfolios (long-term, medium-term and short-term) after swap, bank deposits, repos and “nostro” accounts, collateral excluded. The limit is fixed at five times the CEB’s prudential equity, i.e., €15.3 billion. The ratio stood at 2.63 at December 31, 2018, down from 2.78 at December 31, 2017. The decrease relates to lower short-term assets at year-end which fluctuate during the year according to liquidity needs and to the short-term funding activity, e.g., ECP.

Liquidity

•

The short-term liquidity ratios measure the Bank’s capacity to handle its net liquidity requirements over an extended market disruption or economic downturn at different periods of time. The analysis of potential “liquidity gaps” between sources (liquid assets; include drawdown of unrestricted cash and short-term inter-bank placements, repayment or sale of unencumbered high quality liquid securities and repayment of loans) and uses (liquidity requirements; include issue repayments, financing commitment disbursements and requirements to give back cash received as collateral on derivatives (collateral amounts)) of cash is done on a forward-looking basis over different periods: one, three, six and twelve months and thereafter stressed for adverse market and economic conditions by applying risk haircuts depending on the asset class, the rating and the maturity. The minimum level of liquid assets is set at 100% of net liquidity requirements for each timeframe.

At December 31, 2018, the short-term liquidity ratio stood at: 570% for a one-month period (2017: 665%), 227% for a three-month period (2017: 229%), 169% for a six-month period (2017: 160%) and 124% for the one-year period (2017: 114%).

•

The self-sufficiency period measures the time period during which the Bank is able to fulfill its stressed expected net cash outflows without access to the market for new funding and without the sale-repoing of assets. The floor is set out at > six months. The indicator reached 10 months at December 31, 2018 compared to 9 months at December 31, 2017.

Market Credit Risk

•

The Minimum Internal Rating defines the minimum rating at purchase date under which the Bank may enter into transactions with issuers, obligors and counterparties. The Bank’s Minimum Internal Rating for short-term investments with maturities greater than three months is ≥ 7.0 (A-) and ≥ 8.0 (A+) for long-term investments. For maturities below three months, the minimum internal rating is 6.0 (BBB) for sovereign bonds and 6.5 (BBB+) for short-term bonds and deposits. For maturities up to two years, the minimum internal rating is 7.0 (A-) for bonds issued by sovereigns, sub-sovereigns, agencies, supranationals and financial institutions. As of December 31, 2018 there were no counterparties/transactions at minimum rating below the defined threshold at purchase date, as at December 31, 2017, therefore within its fixed limits.

Interest Rate Risk

•

Economic value sensitivity measures the change in the economic value of the Bank, including own funds (market risk (MR)) due to an interest rate shock of +/- 10 basis points. Own funds (MR) is defined as paid-in capital, reserves, net profit, amount on the Social Dividend Account and provisions for post-employment benefits. Its absolute value is fixed at < 0.5% of own funds (MR), i.e., €16.6 million. The economic value sensitivity was minus €1.1 million at December 31, 2018, compared to €5.2 million for an absolute value of €16.2 million at December 31, 2017, therefore within its fixed limits.

Foreign Exchange Rate Risk

•

The spot net open position measures the total asset amount minus total liability amount in a foreign currency, including both on- and off-balance sheet positions, at the end of a month. Its absolute value is fixed at < €1 million per currency. As at each of December 31, 2017 and December  31, 2018, the spot net open position in each currency was below the approved limit.

Internal and External Reporting on Risk Management

The Directorate for R&C reports on a weekly basis to the regular CRC on credit risk across the loan and treasury activities.

On a monthly basis the Directorate for Finance reports to the ALM committee on market risks, i.e., interest rate risk, foreign exchange risk and liquidity position.

The quarterly risk management report presented both to the Administrative Council and the Governing Board informs shareholders of developments in the CEB’s exposure to the principal types of risks, i.e., credit, market, liquidity and operational risks, and compliance with the Prudential Framework as defined internally.

In terms of external reporting on risk management, the Bank provides extensive information to the rating agencies as a support for their annual assessment.

Finally, the CEB’s annual financial Report of the Governor provides a fair view of the risk management processes and practices in place at the Bank and discloses data on its risk exposure.

Credit Risk

Overview of the assessment process

Credit risk is defined as the potential loss arising from a bank borrower or counterparty failing to meet its obligations in accordance with agreed terms. The Bank is exposed to credit risk in both its lending and treasury activities, as borrowers and treasury counterparties could default on their contractual obligations, or the value of the Bank’s investments could become impaired. Credit risk may also materialize in the form of a rating downgrade that may negatively affect the Bank’s capital or provisioning against credit losses. Credit risk also covers settlement and pre-settlement risk. Likewise, collateral risk is considered as part of credit risk (collateral is essentially a credit risk mitigation technique). Overall, credit risk is a function of the amount of credit exposure and the credit quality of the borrower or transaction.

Credit risk identification and assessment

Credit risk management aims to identify all potential sources of credit risk arising from the Bank’s activities and products across its balance sheet and off-balance sheet operations. Credit risk may materialize in the form of rating downgrades, (cross-) default on payment obligations or during the transaction settlement process.

Credit risk assessment is conducted by the Credit Risk Management Department (CRD), independently from lending or treasury officers with the aim to provide appropriate checks and balances to ensure that credit decisions are made in accordance with risk principles and to provide an independent judgment uninfluenced by relationships with the borrower or intermediaries. Credit exposure is measured, monitored and controlled on a daily basis. Breaches of limits, if any, are reported to senior management.

Internal credit ratings are the result of the Bank’s independent internal credit risk assessment. Internal credit ratings are an opinion on the ability and willingness of a borrower to fulfill its obligations in full and in a timely manner. They are generally based on a qualitative and quantitative assessment of risk factors and potential scenarios that may ultimately lead to a default situation. Internal credit ratings are assigned to all counterparties in the Finance Directorate and in the Loans & Social Development Directorate. Internal ratings are mapped to the rating scale of international rating agencies and thus each internal rating corresponds to a rating on the scale as described in the following table:

Rating Scale

INVESTMENT GRADE
CEB internal rating	Long-term
	Moody’s	S&P / Fitch
10	Aaa	AAA
9.5	Aa1	AA+
9	Aa2	AA
8.5	Aa3	AA-
8	A1	A+
7.5	A2	A
7	A3	A-
6.5	Baa1	BBB+
6	Baa2	BBB
5.5	Baa3	BBB-

BELOW INVESTMENT GRADE
CEB internal rating	Long-term
	Moody’s	S&P / Fitch
5	Ba1	BB+
4.5	Ba2	BB
4	Ba3	BB-
3.5	B1	B+
3	B2	B
2.5	B3	B-
2	Caa1	CCC+
1.5	Caa2	CCC
1	Caa3	CCC-
0.5	Ca	CC
0.25	C	C
0	D	D

Credit risk mitigation

The CEB actively uses credit risk mitigation (CRM) techniques to control credit risk or deterioration in credit risk during the life of the transactions. CRM techniques can take the form of guarantee or collateral or contractual safeguards (contractual covenants). CRM techniques for new transactions are proposed by CRD and subject to the approval of the CRC. CRM techniques for existing transactions are presented to the CRC at the annual counterparty review.

The credit risk of a new project is assessed during the appraisal process and requires approval of the relevant internal committees. All projects are submitted to the Administrative Council for approval. An overall framework for financial operations is established by the Administrative Council through the Bank’s financial and risk policies. Within this framework, treasury transactions are assessed by CRD and submitted to the CRC for approval.

Finally, large exposure and concentration limits are also defined and reported to the CRC.

Overview of credit risk exposure

As previously disclosed the CEB’s credit rating has been negatively affected by the financial crisis in Europe and the related deterioration in the credit ratings of certain CEB Member States and a number of the CEB’s treasury and lending counterparties. The downgrade of the CEB’s credit rating has not had any material impact on its financial results. However, despite recent improvement in the credit profile of certain Member States, marked deterioration in the creditworthiness of the CEB’s Member States or counterparties could harm the CEB’s credit rating as well as potentially affect its future results.

The nominal value of credit risk exposure on all of the Bank’s transactions (loans, financing commitments, deposits, securities and derivatives) excluding accrued interest at December 31, 2018 and 2017 is shown in the table below. With respect to the loan portfolio, credit enhancements are taken into account. In line with the Basel II framework, an add-on for credit risk exposure on the derivative portfolio is calculated. To obtain the potential future credit exposure on the derivatives portfolio (swap add-ons), the swap notional amounts are multiplied by a percentage based on residual maturity and type of contract.

CEB CREDIT RISK EXPOSURE(1)

	in millions of euros
	2018				2017
	AAA/AA	A/BBB	BIG(2)	Total	AAA/AA	A/BBB	BIG(2)	Total
Loans(3)(4)	2,612	9,686	2,327	14,625	1,915	9,094	2,784	13,792
Financing commitments(3)	1,392	4,012	588	5,992	1,150	2,568	1,043	4,761
Deposits(4)	672	1,159		1,831	902	1,702		2,605
Securities(4)	4,422	1,597		6,019	3,779	1,787		5,566
Swap - add on	212	113		325	118	183		300
Forex	45			45	5			5
Swap collateral - NPV not covered	8	2		10	11			11

Total	9,362	16,570	2,915	28,847	7,879	15,334	3,827	27,040

(1)	Ratings presented are those as recommended by the Basel Committee (second best rating) or, when not rated by international rating agencies, an internal rating.
(2)	Below investment grade.
(3)	Loans and financing commitments are reported after CRM.
(4)	Loans, deposits and securities are reported at nominal value and exclude accrued interest.

Concentration – large exposure

LARGE EXPOSURE BY COUNTERPARTY (OR GROUP OF CONNECTED COUNTERPARTIES)

2018
in millions of euros
	Loans(1) (a)	Financial operations(2) (b)	Total Exposure (a) + (b)	Risk weighted assets Exposure	Exposure % Equity
SOCIETE GENERALE	596	55	651	325	21%
CREDIT AGRICOLE S.A.	525	17	541	271	18%
LA REGION WALLONNE	520		520	104	17%
STATE OF BRANDENBURG	425		425		14%
BBVA MADRID		389	389	198	13%
BNG BANK N.V.	300	93	393		13%
BPCE	296	83	379	190	12%
BNP PARIBAS	45	317	362	181	12%
EUROPEAN INVESTMENT BANK		344	344		11%
BANK PEKAO SA	325		325	163	11%
LLOYDSBANK PLC		325	325	163	11%

Total	3,033	1,621	4,654	1,593

2017
in millions of euros
	Loans (1) (a)	Financial operations (2) (b)	Total Exposure (a) + (b)	Risk weighted assets Exposure	Exposure % Equity
SOCIETE GENERALE	589	80	669	421	22%
BPCE	341	228	569	309	19%
BNP PARIBAS	51	483	535	267	18%
LA REGION WALLONNE	510		510	102	17%
CREDIT AGRICOLE S.A.	474	31	506	304	17%
BANQUE FEDERATIVE DU CREDIT MUTUEL		399	399	199	13%
STATE OF BRANDENBURG	390		390		13%
HSBC BANK PLC		387	387	77	13%
EUROPEAN INVESTMENT BANK		366	366		12%
COOPERATIVE RABOBANK UA	50	312	362	82	12%
LLOYDSBANK PLC		350	350	175	12%
POWSZECHNAKASA OSZCZEDNOSCI BANK	307		307	179	10%
KB BANK (SA) NV	164	140	304	207	10%

Total	2,876	2,777	5,653	2,323

(1)	Loans reported after CRM (without collateral) at nominal value and excluding accrued interest.
(2)	“Financial operations” include: securities, money market, nostro, swap NPV and swap add-on.

Concentration risk arises from too high a proportion of the portfolio being allocated to a specific country or obligor or to a particular type of instrument or individual transaction. Large exposure is the overall exposure (loans, securities, deposits and derivatives) to a single counterparty or group of connected counterparties, other than sovereigns, exceeding 10% of prudential equity. The CEB defines prudential equity as paid-in capital, reserves, net profit. Prudential equity at December 31, 2018 amounted to €3.1 billion.

In accordance with the Basel Committee Recommendations and EU Directives, the Bank ensures that no exposure to a counterparty or group of connected counterparties exceeds the limit of 25% of prudential equity as defined above, and that the cumulative total of large exposures does not exceed 800% of prudential equity. Sovereign exposure is excluded from the large exposure calculation and presented only for information purposes.

As of December 31, 2018, there were 11 counterparties or groups of counterparties with an exposure above 10% of prudential equity, or €306 million, which were therefore considered as Large Exposures, compared to 13 counterparties as of December 31, 2017. However, at year-end 2018, the same as at year-end 2017, no counterparty or group of connected counterparties exceeded the limit of 25% of the CEB’s prudential equity. As of December 31, 2018, the total outstanding to these counterparties stood at €4.7 billion, or 152% of the CEB’s prudential equity, compared to €5.7 billion, or 190% of prudential equity, as of December 31, 2017, well below the limit of 800%.

When weighting the exposure by risk only one counterparty exceeded the limit of 10% of the prudential equity for a total amount of €325 million as of December 31, 2018, while three counterparties exceeded the limit for a total amount of €1.0 billion as of December 31, 2017.

The CEB’s public sector exposure for loans and securities portfolios

The table below presents information on the CEB’s exposure to public sector counterparties for loans and securities portfolios at year-end 2018 and 2017. See “—Total lending and treasury exposure in the Eurozone” below for a discussion of the CEB’s total exposure in Eurozone countries.

THE CEB’S EXPOSURE TO PUBLIC SECTOR COUNTERPARTIES(1) FOR LOANS AND SECURITIES PORTFOLIOS

	2018				2017
	Loans(2)	Securities (3)	Total	Loans(2)	Securities (3)	Total
EU countries	9,304	2,870	12,174	8,582	3,004	11,585
France	482	1,732	2,215	417	1,725	2,142
Spain	1,503	85	1,588	1,445	207	1,652
Belgium	843		843	850	10	860
Germany	803	448	1,251	768	393	1,161
Cyprus	484		484	521		521
Portugal	203		203	221		221
Finland	372	76	448	282	76	358
Italy	318	200	518	164	150	314
Lithuania	202		202	188		188
Ireland	288		288	209		209
Slovak Republic	403		403	406		406
Austria(4)					88	88
Luxembourg		42	42		42	42
Slovenia	50		50	27		27
Malta				8		8
Latvia	15		15	19		19
Estonia	11		11	14		14
Netherlands	537	234	772	111	259	371

Sub-total Eurozone	6,515	2,817	9,332	5,649	2,950	8,599

	2018				2017
	Loans(2)	Securities (3)	Total	Loans(2)	Securities (3)	Total
Others
Poland	894		894	954		954
Hungary	595		595	669		669
Romania	598		598	679		679
Croatia	336		336	338		338
Denmark	33		33	47		47
Sweden	105	8	112	56	8	64
Czech Republic	30	46	76	17	46	63
Bulgaria	197		197	173		173

Sub-total Others	2,789	53	2,842	2,933	54	2,986

Non-EU countries
Turkey	1,415		1,415	1358		1,358
Albania	99		99	96		96
Austria		88	88
Serbia	107		107	96		96
North Macedonia (formerly “the former Yugoslav Republic of Macedonia”)	89		89	89		89
Bosnia and Herzegovina	59		59	49		49
New Zealand	—	38	38	—	38	38
Moldova (Republic of)	28		28	29		29
Montenegro	28		28	21		21
Japan		48	48
Iceland	8		8	11		11

Sub-total non-EU countries	1,834	173	2,007	1,748	38	1,785

Supranational institutions(5)	5	746	751	1	746	747

Sub-total supranationals	5	746	751	1	746	747

Total	11,143	3,789	14,932	10,330	3,787	14,117

(1)	Public sector includes: states, regional and local authorities, state financial institutions, special financial institutions.
(2)	Loans reported at nominal value and excluding accrued interest.
(3)	Securities reported at nominal value and excluding accrued interest.
(4)	Austria is not a Member State. The projects are to be undertaken in a Member State but then guaranteed by Austrian counterparties.
(5)	International organizations composed of several member states, operating beyond the authority of one national government under international law.

Loan portfolio

At year-end 2018, loans outstanding stood at €14.6 billion, representing an increase of 6.0% compared to year-end 2017. The portfolio breakdown by type of counterparty shows that 51.6% of loans outstanding at year-end 2018 were extended to sovereigns (compared to 50.5% at year-end 2017), 24.6% to sub-sovereign administrations and financial institutions (compared to 24.4% at year-end 2017), 22.5% to other financial institutions (compared to 23.6% at year-end 2017) and 1.3% to other counterparties (compared to 1.5% at year-end 2017).

Loans outstanding after CRM rated “investment grade” represented 84.1% of the total portfolio at year-end 2018 (compared to 79.8% at year-end 2017).

Loans outstanding to counterparties not rated by international rating agencies represented €4.4 billion, or 29.9%, before CRM, and €946 million, or 6.5%, after CRM of the total portfolio with internal ratings ranging from 1.5 to 9.5. Among the externally non-rated counterparties 60.8% of loans outstanding were investment grade (internal rating) before CRM, and 96.2% after CRM. Please see Note C (“Risk Management”) to the Bank’s audited financial statements set forth in Exhibit 2 of this annual report on Form 18-K for a further discussion of the CEB’s internal rating system.

The following tables display, respectively, the breakdown of the loan portfolio by rating and by type of counterparty, and the share of the loans outstanding, each for the two years ended December 31, 2018 and 2017:

LOAN PORTFOLIO BY RATING AND BY TYPE OF COUNTERPARTIES(1)

	2018				2017
	AAA/AA	A/BBB	BIG(2)	Total	AAA/AA	A/BBB	BIG(2)	Total
Sovereign, State Owned Financial Institutions and IFIs	759	4,624	2,164	7,547	270	4,089	2,602	6,961
Sub-sovereign administrations and financial institutions	1,618	1,967	10	3,596	1,479	1,876	14	3,369
Other financial institutions	175	3,094	21	3,290	106	3,129	23	3,257
Non-financial institutions	60	—	132	192	60	—	145	205

Total	2,612	9,686	2,327	14,625	1,915	9,094	2,784	13,792

(1)

Loans reported after CRM at nominal value and excluding accrued interest. Ratings presented are those as recommended by the Basel Committee (second best rating) or, when not rated by international rating agencies, an internal rating.

(2)	Below investment grade.

Financing commitments

As discussed above under “Financial Review—Balance Sheet—Financing commitments and stock of projects awaiting financing”, financing commitments are approved projects still awaiting financing and for which a framework loan agreement has been signed. During 2018, financing commitments increased from €4.8 billion at year-end 2017 to €6.0 billion at year-end 2018. At year-end 2018, financing commitments rated “investment grade” represented 90.2% of the total portfolio, compared to 78.1% at year-end 2017.

The following table displays the breakdown of financing commitments to counterparties by Member State and by rating for the two years ended December 31, 2018 and 2017.

EXPOSURE ON FINANCING COMMITMENTS(1)

	2018				2017
	AAA/AA	A/BBB	BIG(2)	Total	AAA/AA	A/BBB	BIG(2)	Total
Target Countries
Poland		678		678		487		487
Romania		278		278		298		298
Czech Republic		75		75		75		75
Slovak Republic		187		187		219		219
Serbia			62	62			81	81
Turkey			165	165			370	370
Bulgaria		150		150		200		200
Hungary		124		124		30		30
Cyprus		119		119			133	133
Croatia			57	57			95	95
Lithuania		77		77		65		65
Slovenia		25		25
North Macedonia (formerly “the former Yugoslav Republic of Macedonia”)			69	69			143	143
Bosnia and Herzegovina			53	53			57	57
Moldova (Republic of)			51	51			40	40
Latvia		35		35		50		50
Montenegro			38	38			16	16
Malta
Albania			21	21			34	34
Georgia			14	14			14	14

Sub-total		1,747	529	2,276		1,424	983	2,407

Non-Target Countries
Germany	550	3		553	564	12		576
France	290	245	59	595	165	298	60	523
Spain		819		819		315		315
Italy		535		535

Portugal		211		211		159		159
Belgium		100		100		100		100

	2018				2017
	AAA/AA	A/BBB	BIG(2)	Total	AAA/AA	A/BBB	BIG(2)	Total
Sweden	312			312	160			160
Netherlands	207			207	200			200
Ireland		205		205		255		255
Finland	30	80		110	60			60
Austria		63		63
Supranationals	3			3	1			1
Iceland		5		5		5		5
Sub-total	1,392	2,265	59	3,717	1,150	1,143	60	2,354

Total	1,392	4,012	588	5,992	1,150	2,568	1,043	4,761

(1)

Financing commitments reported, taking into account future CRM. Ratings presented are those as recommended by the Basel Committee (second best rating) or, when not rated by international rating agencies, an internal rating.

(2)	Below investment grade.

Securities portfolios

The Bank manages three securities portfolios: the short-term liquidity portfolio (short-term securities with maturities up to one year), the medium-term liquidity portfolio (maturities from one year to 15 years) and the long-term portfolio (maturities from one year to 30 years). Eligible counterparties must have a Minimum Internal Rating for maturities up to three months of 6.0 (BBB) for sovereigns and 6.5 (BBB+) for financial institutions; a Minimum Internal Rating of 7.0 (A-) for investments (bonds issued by sovereigns, sub-sovereigns, agencies, supranationals and financial institutions) with maturities between three months and two years, and a Minimum Internal Rating of 8.0 (A+) for investments with maturities of more than two years.

The following tables show the securities portfolio by portfolio and by maturity and rating:

BREAKDOWN SECURITIES PORTFOLIO BY PORTFOLIO, MATURITY AND RATING(1)

	in millions of euros
	2018
	AAA	AA	A	BBB	Total
Long-Term Portfolio	679	1,264	40	50	2,033
Medium-Term Portfolio	384	1,565	45	0	1,994
Short-Term Portfolio		530	1,313	150	1,992

Total	1,063	3,359	1,397	200	6,019

	in millions of euros
	2018
	AAA	AA	A	BBB	Total
Under 1 year	137	759	1,313	150	2,359
> 1 years < 2 years	35	369	45		449
> 2 years < 5 years	283	672		50	1,005
> 5 years	608	1,559	40		2,207

Total	1,063	3,359	1,397	200	6,019

(1)

Securities reported at nominal value and excluding accrued interest. Ratings presented are those as recommended by the Basel Committee (second best rating) or, when not rated by international rating agencies, an internal rating.

The following table displays the breakdown of the securities portfolios by country and credit rating (of the counterparty) for the two years ended December 31, 2018 and 2017).

EXPOSURE ON SECURITIES PORTFOLIOS(1)

						in millions of euros
	2018					2017
	AAA	AA	A	BBB	Total	AAA	AA	A	BBB	Total
Member Countries
France		1,752	450		2,203		1,745	792		2,537
Netherlands	234	80	187		501	259	193	34		486
Germany	154	295	5		453	154	240	25		418
Belgium		48	203		251		10	310		320
Spain			85		85				207	207
Italy				200	200				150	150
Finland		126			126		76			76
Norway	67				67	69				69
Czech Republic		46			46			46		46
Luxembourg	42				42	42				42
Switzerland		280	68		348			25		25
Sweden		157			157		8			8
Sub-total	497	2,782	998	200	4,477	524	2,271	1,232	357	4,384

Supra-national	566	179			746	566	179			746

Sub-total	566	179			746	566	179			746

Europe
Great Britain			329		329			199		199
Austria		88			88		88			88
Sub-total		88	329		417		88	199		287

Others
Australia		180			180		62			62
Canada		92			92		50			50
United States of America			23		23
Japan			48		48
New Zealand		38			38		38			38

Sub-total		309	71		380		150			150

Total	1,063	3,359	1,397	200	6,019	1,091	2,688	1,431	357	5,566

(1)

Securities reported at nominal value and excluding accrued interest. Ratings presented are those as recommended by the Basel Committee (second best rating) or, when not rated by international rating agencies, an internal rating.

Derivatives

The Bank uses derivatives solely as an end user for hedging purposes, namely to hedge the interest rate and foreign exchange risks on its lending, investment and funding operations in accordance with the policy adopted by the Administrative Council. Before entering into a derivative transaction, credit clearance of the counterparty by the CRC as well as an ISDA Master Agreement and corresponding Credit Support Annex (CSA) with the counterparty are required. The Minimum Internal Rating for swap counterparties at the date of entering into new swap transactions must be 6.5 (BBB+). Eligible collateral may be cash or debt securities. The Minimum Internal Rating for eligible bonds received as collateral must be 7.0 (A-). Swap transactions are valued at their net present value and the positions per counterparty are monitored daily so that additional collateral can be called according to the margin call options under the relevant CSA, which range from daily margining to (up to) three times a month.

At year-end 2018, the breakdown of derivatives by type of hedge was 63.3% for bond issuances (compared to 68.6% at year-end 2017), 30.5% for loans (compared to 25.9% at year-end 2017) and 6.2% for securities (compared to 5.5% at year-end 2017).

All outstanding derivatives were collateralized at year-end 2018, unchanged compared to year-end 2017. The Bank can receive cash, AAA/AA rated securities (U.S., German, UK, French or Dutch government bonds) and/or, on a case-by-case basis, other fixed rate fixed maturity securities upon approval by the CEB as collateral for derivatives.

The breakdown of the nominal value of swaps by instrument and by maturity is shown in the table below.

MATURITY OF SWAP INSTRUMENTS

						in millions of euros
	2018					2017
	less than 1 year	1 to 5 years	5 to 10 years	10 years or more	Total	less than 1 year	1 to 5 years	5 to 10 years	10 years or more	Total
Total (a)	3,525	13,823	7,437	2,822	27,607	4,655	12,977	5,943	2,763	26,338
Currency-rate swaps	3,108	5,894	616	210	9,828	2,938	7,033	706	292	10,969
Interest-rate swaps	417	7,929	6,821	2,612	17,779	1,718	5,944	5,237	2,470	15,368
Thereof: collateralized (b)	3,525	13,823	7,437	2,822	27,607	4,655	12,977	5,943	2,763	26,338
(b)/(a)	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

Market Risks

Market risk is defined as a risk of loss incurred as a result of unfavorable changes in interest or currency exchange rates. Within the ambit of its ordinary operations (issuing, loans and securities operations), the Bank is exposed to interest rate and foreign exchange risks. The CEB attempts to hedge itself against these risks in order to reduce interest rate risks and foreign exchange risks to a minimum.

Interest rate risk

Interest rate risk is defined as the exposure of the Bank’s economic value or results to adverse movements in interest rates. Exposure to interest rate risk occurs when there is asymmetry over time between rate types for uses (loans, securities and deposits) and resources (borrowings), or their reset frequencies. The CEB’s ALM strategy is to maintain a sustainable revenue profile as well as to limit the volatility of the Bank’s economic value. The CEB has chosen to privilege the revenue profile in view of the constraint of self-financing the CEB’s growth. To this end, the CEB invests its own funds in rather long maturities.

Apart from the duration target for own funds, the Bank ensures that the mismatches between assets and liabilities in terms of volume, currency and interest-rate characteristics remain within prudent limits. The Bank takes recourse to natural hedges whenever possible and, if necessary, uses derivative products, mainly interest rate and currency swaps, only for hedging purposes.

In line with Basel Committee recommendations, the Bank has defined indicators and set limits to measure the impact of interest-rate changes on both its earnings and economic value. The main indicators are the gap analysis (interest rate and index gaps), the economic value sensitivity and the earnings sensitivity. For more information on these indicators and the CEB’s interest rate hedging, see Note C (“Risk Management”) of the CEB’s audited financial statements set forth in Exhibit 2 of this annual report on Form 18-K.

Foreign exchange risks

Foreign exchange (FX) risk is the potential loss on on- and off-balance sheet positions arising from unfavorable movements in FX rates. The Bank’s FX risk is minimal as it maintains very small positions in foreign currencies. The CEB’s strategy with respect to FX risk is not to take any position and to finance assets and liabilities in a single currency. The residual risk arising from gains and losses in currencies other than the euro is systematically monitored and hedged on a monthly basis. The Bank uses natural hedging whenever possible. It resorts to derivative products only for hedging purposes.

Foreign currency thresholds have been defined and the Bank ensures that its daily exposure per currency does not exceed defined limits. On a monthly basis, the Bank resorts to spot currency purchases or sales when the residual foreign currency position in a given currency, i.e., the spot net open position, exceeds the counter-value of €1 million at month-end. The spot net open position in each currency was below the approved limit both at December 31, 2018 and at December 31, 2017.

Liquidity Risk

Liquidity management plays a crucial role in safeguarding financial flexibility, especially when adverse market conditions make access to long-term funds difficult or impossible, and ensures that the Bank is able to meet its payment obligations in full and in a timely manner whenever they become due. This is particularly important because unlike commercial banks the CEB does not hold any deposits for clients, and does not have access to refinancing by a central bank. As a general prudent objective, the Bank maintains ample liquidity to be able to withstand potential periods of no access to the market and still continue its activity even under extreme market conditions.

The CEB’s liquidity risk tolerance is transposed into comprehensive risk indicators and supported by adequate limits. The main indicators are the following: The self-sufficiency period, i.e., the time period during which the Bank is able to fulfill its stressed expected net cash outflows stemming from ongoing business operations without access to the market and without sale/repoing of its available liquid assets in the market; and the survival horizon, i.e., the time period during which the Bank is able to fulfill its stressed expected net cash outflows stemming from ongoing business operations without access to the market but including the sale/repoing of its available stressed liquid assets in the market. Stress tests carried out on the liquidity curve take into account the absence of opportunities for refinancing, credit risk haircuts on loans and securities representing the default probability of a given counterparty, based on credit ratings and maturities, liquidity risk haircuts on securities which materialize a valuation risk and take into account rating, maturity and economic sector. Finally, the level of the Bank’s short-term liquidity must comply with a prudential short-term liquidity ratio. For more information see “—Prudential Framework”. Furthermore, by estimating variations in its liquidity indicators according to different funding scenarios, the Bank defines its refinancing program in terms of volume and maturities.

CEB LIQUIDITY POSITION AS OF DECEMBER 31, 2018 AND JANUARY 1, 2018(1)

in thousands of euros
	Current outstanding			Non-current outstanding
December 31, 2018	Up to 1 month	More than 1 month up to 3 months	More than 3 months up to 1 year	1 to 5 years	More than 5 years	Total
Assets
Cash in hand, balances with central banks	450,181					450,181
Financial assets at fair value through equity	179,080	1,058,316	1,005,353	904,985	1,021,696	4,169,429
Financial assets at amortized cost
Loans	59,751	171,919	1,874,552	7,742,822	5,671,462	15,520,506
Advances	705,302	269,689	404,217			1,379,207
Debt securities	5,620	4,464	213,615	871,653	1,521,927	2,617,280
Deposits of guarantees paid	367,359					367,359

Sub-total of assets	1,767,292	1,504,388	3,497,737	9,519,460	8,215,084	24,503,962
Liabilities
Financial liabilities at amortized cost
Amounts owed to credit institutions and to customers	117,599	6,667	6,667	53,333		184,266
Debt securities in issue	15,688	1,105,365	2,408,480	10,920,677	5,473,259	19,923,470
Deposits of guarantees received	387,572					387,572
Social Dividend Account	52,178					52,178

Sub-total of liabilities	573,037	1,112,031	2,415,147	10,974,011	5,473,259	20,547,486
Off-balance sheet
Financing commitments	(485,000)	(653,000)	(1,452,500)	(2,899,980)	(789,098)	(6,279,578)
Term financial instruments(2)
To be received	238,182	1,039,826	2,645,786	6,690,760	759,138	11,373,692
To be paid	(236,279)	(1,060,660)	(2,558,526)	(6,484,936)	(909,405)	(11,249,806)

Sub-total of off-balance sheet	(483,097)	(673,834)	(1,365,240)	(2,694,156)	(939,365)	(6,155,692)

Total	711,158	(281,478)	(282,650)	(4,148,706)	1,802,460	(2,199,216)

					in thousands of euros
	Current outstanding			Non-current outstanding
January 1, 2018	Up to 1 month	More than 1 month up to 3 months	More than 3 months up to 1 year	1 to 5 years	More than 5 years	Total
Assets
Cash in hand, balances with central banks	539,482					539,482
Financial assets at fair value through equity	687,092	515,452	654,887	841,387	1,003,358	3,702,176
Financial assets at amortized cost
Loans	52,380	140,052	1,826,486	7,445,594	5,196,351	14,660,864
Advances	519,569	718,508	823,125			2,061,203
Debt securities	5,620	56,714	63,615	917,720	1,699,541	2,743,211
Deposits of guarantees paid	237,636					237,636

Sub-total of assets	2,041,779	1,430,727	3,368,113	9,204,702	7,899,250	23,944,571
Liabilities
Financial liabilities at amortized cost
Amounts owed to credit institutions and to customers	130,489	6,667	6,667	53,333	13,333	210,489
Debt securities in issue	7,817	1,080,604	3,694,092	10,291,384	4,175,829	19,249,727
Deposits of guarantees received	352,735					352,735
Social Dividend Account	59,116					59,116

Sub-total of liabilities	550,157	1,087,271	3,700,759	10,344,718	4,189,163	19,872,067
Off-balance sheet
Financing commitments	(132,100)	(708,000)	(1,190,000)	(2,282,997)	(698,069)	(5,011,166)
Term financial instruments(2)
To be received	61,804	1,122,495	2,306,677	7,830,812	944,748	12,266,536
To be paid	(61,184)	(997,210)	(2,120,546)	(8,050,556)	(1,057,080)	(12,286,575)

Sub-total of off-balance sheet	(131,479)	(582,715)	(1,003,869)	(2,502,740)	(810,401)	(5,031,205)

Total	1,360,142	(239,259)	(1,336,515)	(3,642,756)	2,899,687	(958,701)

(1)

The table features future and non-discounted contractual flows, including non-accrued interest, classified by maturity according to the remaining duration at December 31, 2018 and January 1, 2018, respectively. Off-balance sheet items consist of cash flows related to swaps entered into in the ordinary course of the Bank’s operations.

(2)	Each term financial instrument is simultaneously presented in the line “To be received” and in the line “To be paid” in the case of foreign exchange or currency swaps.

Operational Risk

The CEB defines operational risk as the risk of potential loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk. Moreover, the CEB takes into account reputational risks linked to its activities. By deliberately choosing to apply the Basel Committee recommendations and best practices, the Bank is committed to continuously assessing its operational risks and to implementing the appropriate mitigating measures. The operational risk framework is reviewed and approved at the semi-annual meetings of the Committee for Operational Risks and Organization and the operational risk capital charge is calculated and presented in the quarterly risk management report.

The Basic Indicator Approach (proposed under Basel II) is adopted to calculate an operational risk capital charge against the Bank’s prudential equity (defined as paid-in capital, reserves and net profit). The Bank calculates this capital charge on the basis of the average net banking income over the previous three years. The charge is compared to prudential equity. At December 31, 2018, the charge amounted to €23.2 million compared to €24.4 million at December 31, 2017.

GOVERNANCE

The CEB is administered, supervised and managed by a Governing Board, an Administrative Council, a Governor and an Auditing Board.4

Governing Board

Powers

The Governing Board is the supreme organ of the Bank and is vested with all powers that have not been delegated to the Administrative Council. The Bank’s Articles of Agreement specify certain functions and powers exercised by the Governing Board, including setting out the general orientations for the Bank’s activity and authorizing cooperation agreements with other international organizations, laying down the conditions for Bank membership, deciding capital increases, and approving the annual Report of the Governor, the accounts and the Bank’s general balance sheet. It elects its own Chairman and the Chairman of the Administrative Council and appoints the Governor, the Vice-Governors and the members of the Auditing Board.

The Governing Board is also required to state a position on the recommendations and opinions transmitted to it by the Committee of Ministers and the Parliamentary Assembly of the Council of Europe.

Decision-making

The discussions and decisions of the Governing Board are not valid unless two-thirds of its members are present. Each Member State of the CEB has one vote for each participating certificate held by it. Any Member State that has failed to pay required capital that has come due may not, for as long as such non-payment persists, exercise the voting rights corresponding to the sum due and not paid up.

Decisions are reached by a majority of the Member States voting in favor or against and holding two-thirds of the votes cast. A majority of three-quarters of the Member States voting in favor or against and holding three-quarters of the votes cast is required for assuming, under exceptional circumstances and for a specified period, powers delegated to the Administrative Council. The same majority is required for adjusting the apportionment of ownership not resulting from the admission of new Member States. A unanimous vote is required for suspending or terminating the Bank’s operations and amending the Articles, although any change in the stated aims of the Bank expressed in the Articles requires approval of the Committee of Ministers.

Composition

The Governing Board is composed of a Chairman and one representative appointed by each Member State, which as a general rule is the Member State’s ambassador to the Council of Europe in Strasbourg, France.

The Chairman reports on the Bank’s activities to the Parliamentary Assembly of the Council of Europe and to the Committee of Ministers at least once a year and forwards the Annual Report of the Governor to the Committee of Ministers. Each Member State of the Bank is entitled to present a candidate for the Chairmanship.

The Secretary General of the Council of Europe or his representative is entitled to participate in the meetings of the Governing Board without the right to vote. As a general rule, the Governor or his representative, the Bank’s legal adviser and the Secretariat of the organs also participate in meetings.

Administrative Council

Powers

The Administrative Council possesses all those powers delegated to it by the Governing Board under the Articles, although the Governing Board may reassume such powers from the Administrative Council in exceptional circumstances for a specified period. Among other functions, the Administrative Council establishes and supervises operational policies, approves loan projects and votes on the Bank’s operating budget. The Administrative Council may at any time appoint committees from among its members and delegate specified powers to such committees.

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The Bank’s organs are: the Governing Board, the Administrative Council, the Governor and the Auditing Board. In accordance with Article XIII, the secretariat of the Bank’s organs is provided by the Secretariat of the Partial Agreement on the Council of Europe Development Bank in Strasbourg (Head of the Partial Agreement: Giusi Pajardi; Executive Secretary to the Organs: György Bergou).

Decision-making

Decisions of the Administrative Council are only valid if two-thirds of its Member States’ representatives are present. Each Member State possesses one vote for each participating certificate held by it. Most decisions of the Administrative Council are taken by a vote with simple majority of the votes cast, although some require a majority of the Member States (not counting those Member States which abstain from voting) and a majority of the votes cast. These include decisions on proposals and opinions addressed to the Governing Board concerning (i) adjustments to the Bank’s capital and its apportionment, increases or reductions in the authorized capital; (ii) the suspension or termination of the Bank’s operations and, in the event of liquidation, distribution of its assets; (iii) the appointment of the members of the Auditing Board; and (iv) the appointment of the external auditor and establishment of its terms of reference. In addition, the Administrative Council takes, by simple majority of the Member States and a majority of two-thirds of the votes cast, decisions regarding investment projects that have not received an opinion as to admissibility.

Composition

The Administrative Council is composed of a Chairman appointed by the Governing Board for a three-year term and one representative appointed by each Member State, as a general rule from the ministry of finance of the Member State. Its Chairman is elected by the Governing Board. The term of office of the Chairman is three years and is renewable for a second three-year term. The Chairman does not have the right to vote.

The Secretary General of the Council of Europe may participate in or be represented at the meetings. As a general rule, the Governor or his representative, the Bank’s legal adviser and the Secretariat of the organs also participate in meetings. The Administrative Council may, when it deems necessary, invite representatives of international organizations or any other interested person to participate in its proceedings, but such invitees do not have the right to vote.

Current Membership of the Governing Board and the Administrative Council

The following are the representatives to the Governing Board and Administrative Council of the CEB as of April 5, 2019.

GOVERNING BOARD		ADMINISTRATIVE COUNCIL
Chairpersons
Dominique LAMIOT Administrator General of Public Finance and Director of Public Finance for Hauts-de-Seine, Nanterre		Miglė TUSKIENĖ Vice-Minister, Ministry of Finance, Vilnius
Vice-Chairs
Emil RUFFER Ambassador Extraordinary and Plenipotentiary, Permanent Representative of the Czech Republic to the Council of Europe, Strasbourg		Endre TÖRÖK Deputy Head of Department for International Finance, Ministry for National Economy, Budapest
Albania
Albana DAUTLLARI Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Albania to the Council of Europe, Strasbourg		Erjon LUÇI Deputy Minister, Ministry of Finance, Tirana
Belgium
Gilles HEYVAERT Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Belgium to the Council of Europe, Strasbourg		Ronald DE SWERT Head International and European Financial Affairs, Treasury, Federal Public Service Finance, Brussels
Bosnia and Herzegovina
c/o Dragana KREMENOVIC-KUSMUK Deputy Permanent Representative, Chargée d’Affaires a.i. of Bosnia and Herzegovina to the Council of Europe, Strasbourg		Ljerka MARIĆ Deputy Chair of the Management Board, Federal Banking Agency, Kresevo
Bulgaria
Katya TODOROVA Ambassador, Permanent Representative of Bulgaria to the Council of Europe, Strasbourg		Gergana BEREMSKA Director, Directorate of International Financial Institutions and Cooperation, Ministry of Finance, Sofia

GOVERNING BOARD		ADMINISTRATIVE COUNCIL
Croatia
Toma GALLI Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Croatia to the Council of Europe, Strasbourg		Stipe ŽUPAN Assistant Minister, Ministry of Finance, Zagreb
Cyprus
Spyros ATTAS Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Cyprus to the Council of Europe, Strasbourg		Christos PATSALIDES Permanent Secretary, Ministry of Finance, Nicosia
Czech Republic
Emil RUFFER Ambassador Extraordinary and Plenipotentiary, Permanent Representative of the Czech Republic to the Council of Europe, Strasbourg		Petr PAVELEK Deputy Minister for Public Budget, Ministry of Finance, Prague
Denmark
Carsten STAUR Ambassador, Permanent Representative of Denmark to the OECD, Paris		Steen Ryd LARSEN Advisor, Ministry of Finance, Højby
Estonia
Katrin KIVI Ambassador Extraordinary and Plenipotentiary Permanent Representative of Estonia to the Council of Europe, Strasbourg		Riina LAIGO Counsellor, EU and International Affairs Department, Ministry of Finance, Tallinn
Finland
Satu MATTILA-BUDICH Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Finland to the Council of Europe, Strasbourg		Arto ENO Financial Counsellor, Ministry of Finance, Helsinki
France
Jean-Baptiste MATTEI Ambassador, Permanent Representative of France to the Council of Europe, Strasbourg		Shanti BOBIN Head of Bilateral Relations and European Financial Instruments, Treasury Department, Ministry of Economy and Finance, Paris
Georgia
Irakli GIVIASHVILI Ambassador, Permanent Representative of Georgia to the Council of Europe, Strasbourg		Nikoloz GAGUA Deputy Minister, Ministry of Finance, Tbilisi
Germany
Rolf MAFAEL Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Germany to the Council of Europe, Strasbourg		Christof HARZER Head of Division (VII A 2), Multilateral Development Banks, Ministry of Finance, Berlin
Greece
Panayiotis BEGLITIS Ambassador, Permanent Representative of Greece to the Council of Europe, Strasbourg

Panagiotis ANDRESAKIS

Head of Unit for International Financial Organisations and Development Banks, Directorate for International Organisations, Directorate General for International Economic and Commercial Policy, Ministry of Economy and Development, Athens

Holy See
Paolo RUDELLI Special Envoy and Permanent Observer of the Holy See to the Council of Europe, Strasbourg		Fabio SALERNO Deputy Permanent Observer of the Holy See to the Council of Europe, Strasbourg
Hungary
Ágnes KERTÉSZ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Hungary to the Council of Europe, Strasbourg		Endre TÖRÖK Deputy Head of Department for International Finance, Ministry for National Economy, Budapest

GOVERNING BOARD		ADMINISTRATIVE COUNCIL
Iceland
Kristján Andri STEFÁNSSON Ambassador, Embassy of Iceland, Paris		Ólafur SIGURÐSSON Director, Directorate for External Trade and Economic Affairs, Ministry for Foreign Affairs, Reykjavik
Ireland
Keith McBEAN Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Ireland to the Council of Europe, Strasbourg		Des O’LEARY Principal, International Financial Institutions Division, Department of Finance, Dublin
Italy
Michele GIACOMELLI Ambassador, Permanent Representative of Italy to the Council of Europe, Strasbourg		Gelsomina VIGLIOTTI Director General, International Financial Relations, Department of Treasury, Ministry of Economy and Finance, Rome
Kosovo
Mimoza AHMETAJ Consul General of Kosovo, Strasbourg		Lum MITA Head of Division for International Financial Cooperation, Ministry of Finance, Pristina
Latvia
Ivars PUNDURS Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Latvia to the Council of Europe, Strasbourg		Inta VASARAUDZE Director, Department of Economic Analysis, Ministry of Finance, Riga
Liechtenstein

Daniel OSPELT
Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Liechtenstein to the Council of Europe, Strasbourg

Lithuania
Laima JUREVIČIENĖ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Lithuania to the Council of Europe, Strasbourg		Darius TRAKELIS Director, EU and International Affairs Department, Ministry of Finance, Vilnius
Luxembourg
Stephan MÜLLER Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Luxembourg to the Council of Europe, Strasbourg		Arsène JACOBY Director, Multilateral Affairs, Development and Compliance, Ministry of Finance, Luxembourg
Malta
Joseph FILLETTI Ambassador, Permanent Representative of Malta to the Council of Europe, Strasbourg		Joseph LICARI Former Ambassador of Malta to the Council of Europe, Swieqi
Moldova (Republic of)
Corina CĂLUGĂRU Ambassador, Permanent Representative of the Republic of Moldova to the Council of Europe, Strasbourg		Tatiana IVANICICHINA State Secretary for BudgetaryPolicies, Ministry of Finance, Chişinau
Montenegro
Božidarka KRUNIĆ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Montenegro to the Council of Europe, Strasbourg		Dragan DARMANOVIĆ General Director for State Treasury, Ministry of Finance, Podgorica
Netherlands
Roeland BÖCKER Ambassador Extraordinary and Plenipotentiary, Permanent Representative of the Netherlands to the Council of Europe, Strasbourg		Jan HEIDSMA Advisor, Ministry of Foreign Affairs, The Hague

GOVERNING BOARD		ADMINISTRATIVE COUNCIL
North Macedonia (formerly “the former Yugoslav Republic of Macedonia”)
c/o Olgica VASILEVSKA Chargée d’Affaires a.i., Deputy Permanent Representative of North Macedonia to the Council of Europe, Strasbourg		Dejan NIKOLOVSKI Head of International Financial Relations and Public Debt Management Department, Ministry of Finance, Skopje
Norway
Elisabeth WALAAS Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Norway to the Council of Europe, Strasbourg		Bente WEISSER Senior Advisor, Section for Multilateral Development Banks, Ministry of Foreign Affairs, Oslo
Poland
Janusz STAŃCZYK Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Poland to the Council of Europe, Strasbourg		Piotr NOWAK Undersecretary of State, Ministry of Finance, Warsaw
Portugal
João Maria CABRAL Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Portugal to the Council of Europe, Strasbourg		José PEREIRA Director General, Office for Economic Policy and International Affairs, Ministry of Finance, Lisbon
Romania
Razvan RUSU Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Romania to the Council of Europe, Strasbourg		Boni CUCU General Director, International Financial Relations General Directorate, Ministry of Public Finance, Bucharest
San Marino
Sylvie BOLLINI Ambassador Extraordinary and Plenipotentiary, Permanent Representative of San Marino to the Council of Europe, Strasbourg		Nicola CECCAROLI Counsellor, Ministry of Finance, Borgo Maggiore
Serbia
Aleksandra DJUROVIĆ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Serbia to the Council of Europe, Strasbourg		Zoran ĆIROVIĆ Former Chairman of the Securities Commission of the Republic of Serbia
Slovak Republic
Marek EŠTOK Ambassador Extraordinary and Plenipotentiary, Permanent Representative of the Slovak Republic to the Council of Europe, Strasbourg		Eva GONCALVESOVÁ Director General, International Relations Section, c/o Iveta Lukacova, Senior State Counsellor, Ministry of Finance, Bratislava
Slovenia
Eva TOMIČ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Slovenia to the Council of Europe, Strasbourg		Martin ZDOVC Undersecretary of State, International Finance Department, Public Property and Financial System Directorate, Ministry of Finance, Ljubljana
Spain
Manuel MONTOBBIO Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Spain to the Council of Europe, Strasbourg		Alberto SABIDO MARTÍN Senior Advisor, Sub-Directorate for Multilateral Financial Institutions, Ministry of Economy and Competitiveness, Madrid
Sweden
Torbjörn HAAK Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Sweden to the Council of Europe, Strasbourg		Ewa WIBERG Head of Section, International Department, Ministry of Finance, Stockholm

GOVERNING BOARD		ADMINISTRATIVE COUNCIL
Switzerland
Christian MEUWLY Ambassador, Permanent Representative of Switzerland to the Council of Europe, Strasbourg		Daniel BIRCHMEIER Head of Division Multilateral Cooperation, State Secretariat for Economic Affairs, Federal Department of Economic Affairs, Bern
Turkey
Kaan ESENER Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Turkey to the Council of Europe, Strasbourg		Kemal Çağatay İMİRGİ Director General, General Directorate for Foreign Economic Relations, Undersecretariat of Treasury, Ankara

The Governor

The Governor of the CEB is the Bank’s legal representative and represents the CEB in all of its transactions and legal proceedings. The Governor is the head of the Bank’s operational services and is responsible for carrying out the day-to-day business and operating activities of the CEB based on the guidelines and the authorizations of the Administrative Council. He is responsible for the organization of the CEB’s operational services and for the Bank’s staff within the framework of the regulations adopted by the Administrative Council. He is assisted by one or more Vice-Governors and replaced by one of them if necessary. Pursuant to the Bank’s Articles of Agreement, the Vice-Governors are appointed by the Governing Board based on a proposal from the Governor, following an opinion on conformity from the Administrative Council and after consultation with the members of the Governing Board. The Governor determines the responsibilities of the Vice-Governors taking into account post descriptions approved by the Administrative Council.

The Governor and Vice-Governors are each appointed by the Governing Board for a five-year term (renewable once in the case of first-time appointments after November 2010). The current Governor and Vice-Governors are the following:

Governor and Vice-Governors	Position with CEB as of April 5, 2019	Years with the CEB	Expiration of Current Term
Rolf Wenzel	Governor	7.3	December 17, 2021
Rosa María Sánchez-Yebra Alonso	Vice-Governor for Social Development Strategy	2.3	December 17, 2021
Carlo Monticelli	Vice-Governor for Financial Strategy	3.4	October 31, 2020

Auditing Board

Powers

The Auditing Board is required by the Articles to inspect the CEB’s accounts and verify that the operational accounts and balance sheet are in order, to certify in an annual report that the balance sheet and operational accounts accord with the books and records of the Bank, that they give an accurate and true picture of the state of the CEB’s affairs, and that the CEB is being managed according to the principles of sound financial management. Its audit is required to be conducted in accordance with generally accepted auditing standards.

The Auditing Board, as an independent supervisory body of the Bank’s activities, is entitled, separately from other controlling entities, to examine specific projects financed by the Bank. The audit may take place by review of documentation at the Bank and/or, in exceptional cases, and subject to the agreement of the Governor, by on-site visits. The Auditing Board has regular access to reports on internal audit activities, which includes a list of internal audits completed, audits in progress and status reports of audit findings. Moreover, the Auditing Board has full access to or may request for review all internal documents which it deems necessary to examine in order to carry out its duties. The Auditing Board may use external experts in cases where it is faced with a particular problem for which it requires specialized technical expertise that is not available among its members.

The Governor is required to inform the Auditing Board about the tenders for the appointment of the external auditor. Thereupon, the Auditing Board presents its opinion on the choice of the external auditor to the Administrative Council and the Governing Board as well as to the Governor and the Secretariat of the Partial Agreement.

ERNST & YOUNG Audit was selected by the Governing Board to be the Bank’s external auditor through 2021.

Composition

The Auditing Board is composed of three members originating from the Member States of the CEB. The Governing Board appoints the members of the Auditing Board, including substitute members, according to a rotation scheme. The Member States are invited to present candidates having significant professional experience in the financial audit field. The term of office of each member is three years and not more than one member is permitted to retire each year. Outgoing members are required to attend the meetings of the Auditing Board as an advisor until the next rotation becomes effective the following year.

The current members of the Auditing Board and their principal professions as of April 5, 2019, are Toomas Vapper (Head of Entrepreneurship and Accounting Policy Department, Ministry of Finance, Tallinn, Estonia), Krisztián Tolnai (Inspection Specialist, Department of Auditor’s Public Oversight, Ministry for National Economy, Budapest, Hungary) and Iuri Cicibaba (Head of Private Office of the Minister of Finance, Ministry of Finance, Chisinau, Republic of Moldova).

Staff

Over the years, the CEB has increased its staff numbers in accordance with the development of its activities. Thus, at year-end 2018, the Bank had a total of 206 permanent staff members in addition to appointed officials, compared to 200 permanent staff members at year-end 2017. Of the 206 staff members, 140 were professional staff (of which 44% were women and 56% were men) and 66 were support staff (of which 77% were women and 23% were men). Although women are generally well represented at the Bank, continued efforts are undertaken to improve diversity, particularly through higher representation of women at senior levels and in management positions. The CEB monitors other aspects of diversity, including educational background, and recruits actively from all Member States.